UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on June 30, 2024, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2024, presented on comparative basis in homogeneous currency.

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME5

EARNING PER SHARE5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY8

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES18

3. SEGMENT REPORTING19

4. FAIR VALUES22

5. CASH AND DUE FROM BANKS25

6. RELATED PARTY TRANSACTIONS25

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS30

9. INSURANCE30

10. ASSET MANAGEMENT AND OTHER SERVICES30

11. ADDITIONAL INFORMATION REQUIRED BY THE BCRA31

12. FINANCIAL RISK FACTORS33

13. REPURCHASE OF TREASURY SHARES33

14. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES34

15. TURNOVER TAX36

16. SUBSEQUENT EVENTS36

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS37

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED41

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING43

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING44

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT45

SCHEDULE F – INVESTMENT PROPERTIES45

SCHEDULE G - INTANGIBLE ASSETS46

SCHEDULE H – CONCENTRATION OF DEPOSITS47

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS48

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY49

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES50

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME58

EARNING PER SHARE59

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY61

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION64

2. CASH AND DUE FROM BANKS68

3. FAIR VALUES68

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES70

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME71

6. RESTRICTED ASSETS72

7. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES73

8. LOAN AND DEBT ESTIMATED TERMS75

9. CAPITAL STOCK76

10. FINANCIAL RISK FACTORS77

11. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES77

12. SUBSEQUENT EVENTS78

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES79

SCHEDULE G - INTANGIBLE ASSETS80

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY81

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2024, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 49 started on January 1, 2024
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of June 30, 2024

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2024, and December 31, 2023

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	06/30/2024	12/31/2023
Cash and due from banks	4 and 5	248,535,483	411,856,116
Cash		97,809,769	204,950,895
Financial institutions and correspondents		149,513,741	204,719,617
Argentine Central Bank		135,602,237	186,307,302
Other local and financial institutions		13,911,504	18,412,315
Others		1,211,973	2,185,604
Debt Securities at fair value through profit or loss	4, 5, 7.1 and A	186,265,313	60,282,211
Derivatives	4 and 7.2	4,227,439	6,822,541
Reverse Repo transactions	4 and 7.3	216,639,101	1,358,556,803
Other financial assets	4, 5 and 7.4	67,823,535	83,758,971
Loans and other financing	4,7.5 and B	1,232,457,360	875,979,358
To the non-financial public sector		3,141,764	3,721,501
To the financial sector		11,746,865	7,202,675
To the Non-Financial Private Sector and Foreign residents		1,217,568,731	865,055,182
Other debt securities	4, 7.6 and A	991,438,296	478,495,984
Financial assets pledged as collateral	4 and 7.7	66,991,143	83,383,256
Deferred income tax assets		1,032,561	-
Investments in equity instruments	4 and A	1,119,630	657,941
Property, plant and equipment	F	90,325,159	91,956,668
Investment property	F	78,305,798	81,971,066
Intangible assets	G	121,927,492	121,587,557
Deferred income tax assets		852,315	21,947,635
Other non-financial assets	7.8	32,014,928	31,663,940
TOTAL ASSETS		3,339,955,553	3,708,920,047

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2024, and December 31, 2023

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2024	12/31/2023
LIABILITIES
Deposits	4, 7.9 and H	2,096,389,578	2,784,549,562
Non-financial public sector		117,632,253	181,117,080
Financial sector		326,254	856,687
Non-financial private sector and foreign residents		1,978,431,071	2,602,575,795
Liabilities at fair value through profit or loss	4 and 7.10	230,487	1,092,844
Derivate instruments		28,004	-
Repo Transactions	4	-	1,690,460
Other financial liabilities	4 and 7.11	404,011,321	130,764,724
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.12	13,070,990	4,839,425
Unsubordinated debt securities		-	1,325,250
Provisions	7.13	46,076,431	26,781,936
Deferred income tax liabilities		17,116,432	2,917,443
Other non-financial liabilities	7.14	113,791,616	138,227,979
TOTAL LIABILITIES		2,690,714,859	3,092,189,623

SHAREHOLDERS' EQUITY
Capital stock		438,119	442,672
Paid in capital		457,590,784	457,590,784
Capital Adjustments		48,900,182	50,619,208
Own shares in portfolio		18,603	14,050
Comprehensive adjustment of shares in portfolio		7,024,442	5,305,416
Cost of treasury stock		(16,818,741)	(9,287,799)
Reserve		76,996,561	7,743,902
Retained earnings		(102,874)	(15,843)
Other comprehensive income		2,469,853	11,487,332
Net income for the period / year		72,173,217	92,336,879
Shareholders' Equity attributable to owners of the parent company		648,690,146	616,236,601
Shareholders' Equity attributable to non-controlling interests		550,548	493,823
TOTAL SHAREHOLDERS' EQUITY		649,240,694	616,730,424
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		3,339,955,553	3,708,920,047

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note	Six-month period ending on		Three-month period ending on
		06/30/2024	06/30/2023	06/30/2024	06/30/2023
Interest income	7.15	896,897,958	913,108,135	321,282,954	501,422,467
Interest expenses	7.16	(476,386,676)	(655,580,658)	(154,117,541)	(356,378,095)
Net interest income		420,511,282	257,527,477	167,165,413	145,044,372
Service fee income	7.18	72,248,818	81,847,020	37,529,401	40,782,395
Service fee expenses	7.19	(16,958,928)	(23,374,004)	(8,934,542)	(10,841,192)
Income from insurance activities	9	11,771,619	13,227,033	5,946,738	5,685,042
Net Service Fee Income		67,061,509	71,700,049	34,541,597	35,626,245
Subtotal		487,572,791	329,227,526	201,707,010	180,670,617
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.17	66,466,501	66,405,803	30,189,211	31,714,819
Result from assets withdrawals rated at amortized cost		66,866,497	646,789	3,677,174	694,460
Exchange rate difference on gold and foreign currency		4,057,683	4,910,389	2,288,266	2,538,007
Subtotal		137,390,681	71,962,981	36,154,651	34,947,286
Other operating income	7.20	15,157,937	20,867,742	7,160,067	11,170,286
Result from exposure to changes in the purchasing power of the currency		(184,890,747)	(52,124,997)	(59,036,756)	(27,984,119)
Loan loss provisions		(21,137,524)	(26,721,806)	(11,683,757)	(13,169,269)
Net operating income		434,093,138	343,211,446	174,301,215	185,634,801
Personnel expenses	7.21	(129,122,005)	(142,491,835)	(59,598,576)	(75,463,878)
Administration expenses	7.22	(69,051,650)	(71,833,715)	(35,095,163)	(35,498,467)
Depreciations and impairment of non-financial assets	7.23	(21,232,426)	(25,864,828)	(10,620,529)	(13,503,323)
Other operating expenses	7.24	(97,953,444)	(61,760,380)	(38,090,000)	(27,679,389)
Operating income		116,733,613	41,260,688	30,896,947	33,489,744
Income before taxes from continuing operations		116,733,613	41,260,688	30,896,947	33,489,744
Income tax		44,492,983	15,422,915	13,808,406	10,215,858
Net income for the period		72,240,630	25,837,773	17,088,541	23,273,886
Net income for the period attributable to owners of the parent company		72,173,217	25,819,624	17,079,147	23,255,958
Net income for the period attributable to non-controlling interests		67,413	18,149	9,394	17,928

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period on June 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
NUMERATOR
Net income for the period attributable to owners of the parent company	72,173,217	25,819,624	17,079,147	23,255,958
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net (loss) attributable to owners of the parent company adjusted by dilution	72,173,217	25,819,624	17,079,147	23,255,958

DENOMINATOR

Weighted average of ordinary shares	441,616	442,784	440,611	442,672
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	441,616	442,784	440,611	442,672

Basic Income per-share	163.43	58.31	38.76	52.52
Diluted Income per-share	163.43	58.31	38.76	52.52

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Net income for the period	72,240,630	25,837,773	17,088,541	23,273,886
Components of Other Comprehensive Income not to be reclassified to profit or loss	(186,525)	(494,701)	(18,235)	(126,317)
Net income from equity instrument at fair value through changes in other comprehensive income	(286,961)	(761,079)	(28,055)	(194,334)
Income for the period from equity instrument at fair value through other comprehensive income	100,436	266,378	9,820	68,017
Income tax	(186,525)	(494,701)	(18,235)	(126,317)
Total Other Comprehensive Income not to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	(129,595)	260,030	(165,774)	114,445
Foreign currency translation differences for the period	(129,595)	260,030	(165,774)	114,445
Income from financial instrument at fair value through changes in other comprehensive income	(8,799,078)	296,100	(1,829,666)	461,764
Income for the year from financial instrument at fair value through other comprehensive income	(13,837,196)	417,213	(2,861,650)	672,080
Income tax	5,038,118	(121,113)	1,031,984	(210,316)
Total Other Comprehensive Income to be reclassified to profit or loss	(8,928,673)	556,130	(1,995,440)	576,209
Total Other Comprehensive Income	(9,115,198)	61,429	(2,013,675)	449,892
Other comprehensive income attributable to owners of the parent company	(9,104,510)	61,923	(2,011,543)	449,646
Other comprehensive income attributable to non-controlling interests	(10,688)	(494)	(2,132)	246
Total Comprehensive Income	63,125,432	25,899,202	15,074,866	23,723,778
Total comprehensive income attributable to owners of the parent company	63,068,707	25,881,547	15,067,604	23,705,604
Total comprehensive income attributable to non-controlling interests	56,725	17,655	7,262	18,174

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´EQUITY

For the six-month period ended on June 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	50,619,208	457,590,784	14,050	5,305,416	(9,287,799)	-	7,743,902	92,321,036	3,742,209	1,142,338	6,602,785	616,236,601	493,823	616,730,424
Disposal of equity instruments measured by FVOCI	-	-	-	-	-	-	-	-	(87,031)	-	-	87,031	-	-	-
Reserves release	-	-	-	-	-	-	10,126,507	59,126,152	(69,252,659)	-	-	-	-	-	-
Dividend payment	-	-	-	-	-	-	-	-	(23,084,220)	-	-	-	(23,084,220)	-	(23,084,220)
Acquisition of treasury shares	(4,553)	(1,719,026)	-	4,553	1,719,026	(7,530,942)	-	-	-	-	-	-	(7,530,942)	-	(7,530,942)
Net income for the period	-	-	-	-	-	-	-	-	72,173,217	-	-	-	72,173,217	67,413	72,240,630
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	(129,595)	(8,974,915)	(9,104,510)	(10,688)	(9,115,198)
Balance on June 30, 2024	438,119	48,900,182	457,590,784	18,603	7,024,442	(16,818,741)	10,126,507	66,870,054	72,070,343	3,742,209	1,012,743	(2,285,099)	648,690,146	550,548	649,240,694

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2024, presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2022	444,411	51,276,176	475,011,975	12,311	4,648,447	(7,743,901)	5,799,646	28,911,887	(44,404,664)	5,864,474	346,203	(420,594)	519,746,371	412,266	520,158,637
Other movements	-	-	-	-	-	-	-	-	15,846	-	-	(15,846)	-	(113)	(113)
Reserves release	-	-	(17,421,186)	-	-	-	(5,799,646)	(21,167,986)	44,388,818	-	-	-	-	-	-
Acquisition of treasury shares	(1,739)	(656,972)	-	1,739	656,972	(1,543,903)	-	-	-	-	-	-	(1,543,903)	-	(1,543,903)
Net income for the period	-	-	-	-	-	-	-	-	25,819,624	-	-	-	25,819,624	18,149	25,837,773
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	260,030	(198,107)	61,923	(494)	61,429
Balance at June 30, 2023	442,672	50,619,204	457,590,789	14,050	5,305,419	(9,287,804)	-	7,743,901	25,819,624	5,864,474	606,233	(634,547)	544,084,015	429,808	544,513,823

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30,2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2024	06/30/2023
CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss) for the period before Income Tax	116,733,613	41,260,688

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	21,232,426	25,864,828
Loan loss provisions	21,137,524	26,721,806
Other adjustments
-Exchange rate difference on gold and foreign currency	(4,057,683)	(4,910,389)
- Interests from loans and other financing	(896,897,958)	(913,108,135)
- Interests from deposits and financing received	476,386,676	655,580,658
-Net income from financial instruments at fair value through profit or loss	(66,466,501)	(66,405,803)
-Result from derecognition of financial assets measured at amortized cost	(66,866,497)	(646,789)
-Result from exposure to changes in the purchasing power of the currency	184,890,747	52,124,997
-Interest on liabilities for financial leases	924,005	781,929
-Allowances reversed	(1,346,647)	(6,075,526)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	46,682,389	76,651,436
Derivatives	2,595,102	(3,105,434)
Reverse Repo transactions	1,141,917,702	(482,342,599)
Loans and other financing
To the non-financial public sector	579,737	(217,697)
To the other financial entities	(4,544,190)	(1,759,591)
To the non-financial sector and foreign residents (*)	524,593,532	1,125,821,271
Other debt securities	(512,942,312)	270,107,733
Financial assets pledged as collateral	16,392,113	(7,655,925)
Other assets (*)	11,641,083	1,406,609

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(63,484,827)	190,697,028
Financial sector	(530,433)	(442,172)
Private non-financial sector and foreign residents	(1,100,531,400)	(916,708,126)
Liabilities at fair value through profit or loss	(862,357)	(9,466,787)
Derivates instruments	28,004	-
Repo Transactions	(1,690,460)	3,260,612
Other liabilities (*)	267,392,619	(9,672,870)
Income Tax paid	(6,417,931)	(3,285,865)

Net cash (used in) / provided by operating activities (A)	106,488,076	44,475,887

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(16,152,321)	(17,192,386)
Purchase of liability or equity instruments issued by other entities	(461,689)	1,145,553

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2024	06/30/2023
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	4,096,163	934,494

Net cash used in investing activities (B)	(12,517,847)	(15,112,339)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(4,023,519)	(3,949,234)
Unsubordinated debt securities	-	(3,142,915)
Financing received from Argentine Financial Institutions	(18,980,563)	(221,379,695)
Dividend payment	(23,084,220)	-
Repurchase of own shares	(7,530,942)	(1,543,903)

Collections:	27,212,128	221,352,343
Financing received from Argentine Financial Institutions

Net cash used in financing activities (C)	(26,407,116)	(8,663,404)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	91,076,325	85,369,307

Result from exposure to changes in the purchasing power of the currency of cash and equivalents (E)	(269,082,522)	(132,583,915)
Net increase in cash and cash equivalents (A+B+C+D+E)	(110,443,084)	(26,514,464)
Cash and cash equivalents at the beginning of the period (NOTE 5)	449,699,576	303,395,684
Cash and cash equivalents at the end of the period (NOTE 5)	339,256,492	276,881,220

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities", $ 3,811,624 rights of use of leased properties were eliminated, corresponding to non-monetary transactions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A.U.F. e I., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on August 14, 2024.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector.

If IFRS 9 on non-financial public sector debt instruments had been applied, a net reduction in income tax of 4,684 million and 2,516 million as of June 30, 2024, and December 31, 2023 would have been recorded in the Group's equity, respectively.

●	Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 5 million and 11 million would have been recorded in the Group's equity as of June 30, 2024, and December 31, 2023, respectively.
●	In accordance with the provisions of Communication “A” 7642 of the B.C.R.A., the application of IFRS 17 "Insurance Contracts" will be optional until the B.C.R.A. has its obligation. The Group made use of this option. If the standard had been applied, increase in the Group's net worth of 29 million and 26 million as of June 30, 2024, and December 31, respectively, would have been recorded.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of the events and transactions, occurred since the end of the last annual reporting period, that are significant to understand the changes in the financial position, the financial performance and cash flows of the Group with the objective of updating the information corresponding to the latest financial statements for the annual year ended December 31, 2023 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accounting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail.

Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002, and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of June 30, 2024.

1.1.3Comparative information

The balances for the year ended December 31, 2023, and the six and three month period ended June 30, 2023 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of June 30, 2024, in order to record them in homogeneous currency.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes introduced during the year ended June 30, 2024, are listed below, which did not have significant impacts on the Group's consolidated financial statements:

(a)	Amendments to IAS 16 – Leases

(b)	Amendments to IAS 1 – Non-current assets with covenants.

The changes that have not come into force as of June 30, 2024, are set out below:

(a)  Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025, and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

(b)  Modifications to IAS 1 - Presentation and presentation in the financial statements

On April 9, 2024, the IASB approved IFRS 18, which refers to “Presentation and presentation in financial statements.”

The modifications will be effective for the years beginning on January 1, 2007, and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2023.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	June 30, 2024			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Discounted documents	185,783,531	1,676,681	1,424,404	188,884,616
Promissory notes	237,101,622	4,839,216	618,795	242,559,633
Overdrafts	217,975,738	2,615,514	985,639	221,576,891
Mortgage loans	104,778,285	7,761,666	1,472,277	114,012,228
Pledge loans	56,416,583	3,345,659	721,735	60,483,977
Personal loans	103,267,475	9,787,633	3,037,955	116,093,063
Credit cards	499,376,775	19,616,075	2,654,106	521,646,956
Foreign trade	130,394,625	9,795,292	4,343,956,00	144,533,873
Other financings	178,843,624	1,650,285	364,700,00	180,858,609
Other receivables from financial transactions	12,209,643	133,600	1,402	12,344,645
Financial lease	26,207,233	1,211,864	215,837	27,634,934
Total	1,752,355,134	62,433,485	15,840,806	1,830,629,425

1.2.2 Credit risk provision

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and lifetime.
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs.
●	Impact on the measurement of ECL as a result of changes in models and assumptions.
●	Impact resulting from time elapsing as a consequence of the current value updating.
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the period.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the period due to the factors indicated below as of June 30, 2024, and December 31, 2023:

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Allowances for loan losses as of 12/31/2023	10,710,931	10,084,363	14,006,864	34,802,158
Transfers:
From Stage 1 to Etapa 2	(96,517)	1,258,629	-	1,162,112
From Stage 1 to Etapa 3	(33,707)	-	1,173,936	1,140,229
From Stage 2 to Etapa 3	-	(190,000)	668,404	478,404
From Stage 2 to Etapa 1	20,870	(362,197)	-	(341,327)
From Stage 3 to Etapa 2	-	2,143,190	(3,036,489)	(893,299)
From Stage 3 to Etapa 1	276	-	(24,579)	(24,303)
Additions	15,841,777	-	-	15,841,777
Collections	(15,141,995)	(1,888,103)	(3,245,370)	(20,275,468)
Accruals	2,888,028	325,123	1,922,845	5,135,996
Uncollectible discharged	(26,656)	(25,268)	(4,719,699)	(4,771,623)
Portfolio sale	-	-	(1,003,942)	(1,003,942)
Exchange Differences and Others	5,008,521	4,384,632	8,739,178	18,132,331
Monetary outcome	(4,751,030)	(4,472,369)	(5,727,563)	(14,950,962)
Allowances for loan losses as of 06/30/2024	14,420,498	11,258,000	8,753,585	34,432,083

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Allowances for loan losses as of 12/31/2022	19,402,003	16,940,888	35,282,482	71,625,373
Transfers:
From Stage 1 to Etapa 2	(261,995)	613,390	-	351,395
From Stage 1 to Etapa 3	(8,802)	-	403,933	395,131
From Stage 2 to Etapa 3	-	(26,802)	153,556	126,754
From Stage 2 to Etapa 1	76,491	(200,292)	-	(123,801)
From Stage 3 to Etapa 2	-	9,017	(36,636)	(27,619)
From Stage 3 to Etapa 1	881	-	(19,940)	(19,059)
Additions	25,070,419	-	-	25,070,419
Collections	(24,200,149)	(4,609,747)	(9,353,429)	(38,163,325)
Accruals	101,041	537,977	4,813,658	5,452,676
Uncollectible discharged	(3,306,361)	(7,563,803)	(17,234,753)	(28,104,917)
Portfolio sale	-	-	(10,179,675)	(10,179,675)
Exchange Differences and Others	4,997,307	11,434,616	25,859,095	42,291,018
Monetary outcome	(11,159,905)	(7,050,881)	(15,681,426)	(33,892,212)
Allowances for loan losses as of 12/31/2023	10,710,930	10,084,363	14,006,865	34,802,158

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2023	1,054,793,756	61,874,970	22,168,041	1,138,836,767
Transfers:
From Stage 1 to Etapa 2	(2,567,267)	2,567,267	-	-
From Stage 1 to Etapa 3	(1,089,569)	-	1,089,569	-
From Stage 2 to Etapa 3	-	(561,974)	561,974	-
From Stage 2 to Etapa 1	1,873,624	(1,873,624)	-	-
From Stage 3 to Etapa 2	-	6,419,686	(6,419,686)	-
From Stage 3 to Etapa 1	26,285	-	(26,285)	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Additions	800,444,700	-	-	800,444,700
Collections	(224,448,530)	(7,663,600)	(3,777,518)	(235,889,648)
Accruals	151,385,782	2,038,757	5,979,827	159,404,366
Uncollectible discharged	(26,656)	(25,268)	(4,719,699)	(4,771,623)
Portfolio sale	-	-	(1,088,576)	(1,088,576)
Exchange Differences and Others	25,508,431	16,416,382	11,422,180	53,346,993
Monetary outcome	(461,319,542)	(27,454,033)	(9,349,021)	(498,122,596)
Allowances for loan losses as of 06/30/2024	1,344,581,014	51,738,563	15,840,806	1,412,160,383

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2022	1,341,945,215	106,859,473	53,592,805	1,502,397,493
Transfers:				-
From Stage 1 to Etapa 2	(7,036,502)	7,036,502	-	-
From Stage 1 to Etapa 3	(545,445)	-	545,445	-
From Stage 2 to Etapa 3	-	(363,515)	363,515	-
From Stage 2 to Etapa 1	4,462,584	(4,462,584)	-	-
From Stage 3 to Etapa 2	-	68,639	(68,639)	-
From Stage 3 to Etapa 1	46,655	-	(46,655)	-
Additions	812,936,693	-	-	812,936,693
Collections	(306,977,875)	(21,105,245)	(12,737,481)	(340,820,601)
Accruals	106,785,132	6,506,757	9,097,586	122,389,475
Uncollectible discharged	(3,306,361)	(7,563,803)	(17,234,753)	(28,104,917)
Portfolio sale	-	-	(10,452,263)	(10,452,263)
Exchange Differences and Others	10,099,768	43,593,071	27,420,471	81,113,310
Monetary outcome	(903,616,108)	(68,694,325)	(28,311,990)	(1,000,622,423)
Allowances for loan losses as of 12/31/2023	1,054,793,756	61,874,970	22,168,041	1,138,836,767

The following tables explain the classification of loans and other financing by stage corresponding to the Group as of June 30, 2024, and December 31, 2023:

	Assets Before Allowances			Total as of June 30, 2024
	Stage 1	Stage 2	Stage 3
Discounted documents	185,783,531	1,676,681	1,424,404	188,884,616
Promissory notes	237,101,622	4,839,216	618,795	242,559,633
Overdrafts	180,211,326	1,405,090	985,639	182,602,055
Mortgage loans	104,778,285	7,761,666	1,472,277	114,012,228
Pledge loans	56,416,583	3,345,659	721,735	60,483,977
Personal loans	103,267,475	9,787,633	3,037,955	116,093,063
Credit cards	129,367,067	10,131,577	2,654,106	142,152,750
Foreign trade	130,394,625	9,795,292	4,343,956,00	144,533,873
Other financings	178,843,624	1,650,285	364,700,00	180,858,609
Other receivables from financial transactions	12,209,643	133,600	1,402	12,344,645
Financial lease	26,207,233	1,211,864	215,837	27,634,934
Subtotal	1,344,581,014	51,738,563	15,840,806	1,412,160,383
Allowances for loan losses	(14,420,498)	(11,258,000)	(8,753,585)	(34,432,083)
Total	1,330,160,516	40,480,563	7,087,221	1,377,728,300

	Assets Before Allowances			Total as of December 31, 2023
	Stage 1	Stage 2	Stage 3
Discounted documents	141,421,731	1,435,595	816,048	143,673,374
Promissory notes	186,111,697	3,216,230	947,316	190,275,243
Overdrafts	75,183,507	2,508,733	992,002	78,684,242
Mortgage loans	87,841,912	6,426,850	2,721,798	96,990,560
Pledge loans	22,956,362	4,132,424	465,561	27,554,347

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total as of December 31, 2023
	Stage 1	Stage 2	Stage 3
Personal loans	77,189,205	13,092,918	2,903,358	93,185,481
Credit cards	115,577,625	17,700,974	3,023,915	136,302,514
Foreign trade	60,640,438	7,208,520	10,113,224	77,962,182
Other financings	242,587,944	2,619,319	-	245,207,263
Other receivables from financial transactions	11,497,668	237,733	7,304	11,742,705
Financial lease	33,785,667	3,295,674	177,515	37,258,856
Subtotal	1,054,793,756	61,874,970	22,168,041	1,138,836,767
Allowances for loan losses	(10,710,930)	(10,084,363)	(14,006,865)	(34,802,158)
Total	1,044,082,826	51,790,607	8,161,176	1,104,034,609

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involvement with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has fewer voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				06/30/2024		12/31/2023
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U.F. e I.	Controlled	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina (2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Financial Broker	-	100.00%	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				06/30/2024		12/31/2023
				Direct	Direct and Indirect	Direct	Direct and Indirect
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	-	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1) The participation of Grupo Supervielle S.A. direct and indirect in the votes in Banco Supervielle S.A. amounts to 99.87% as of 06/30/24 and 12/31/23.

(2) On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the Directorate of Legal Entities and Public Registry of the Province of Mendoza.

(3) On May 31, 2023, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in IGJ.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. The Group has requested appraisals for its properties as of December 31, 2023, recording devaluation in some of them (see note 1.12. d), while for the rest of the categories of fixed assets and intangibles and goodwill, they have not been identified. indications of impairment for any of the periods presented in the consolidated financial statements.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations. See note 4 to the financial consolidated statements.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 1,500,000.
-	"Small and Medium Size Companies", companies that record annual sales of over 1,500,000 up to 10,000,000.
●	Corporate Baking Segment:
-	Megras that record annual sales over 10,000,000 up to 14,000,000.
-	Big Companies. Grandes companies that record annual sales of over 14,000,000.

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.
b-	Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and wholesale non-financial sector clients.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

d-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U., non-financial products through Espacio Cordial Servicios S.A. and until February 2023 it offered payment solutions to retailers through Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment as of June 30,2024 and June 30,2023, and December 31, 2023, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2024
Interest income	199,506,596	118,074,314	573,169,411	269,749	2,561,300	3,316,588	896,897,958
Interest expenses	(111,475,575)	(22,887,765)	(342,038,670)	-	(63,942)	79,276	(476,386,676)
Distribution of results by Treasury	31,744,863	(50,182,429)	18,437,566	-	-	-	-
Net interest income	119,775,884	45,004,120	249,568,307	269,749	2,497,358	3,395,864	420,511,282
Services Fee Income	42,715,778	6,007,637	282,351	-	24,379,249	(1,136,197)	72,248,818
Services Fee Expenses	(14,762,106)	(916,553)	(267,269)	-	(1,013,000)	-	(16,958,928)
Income from insurance activities	-	-	-	10,810,938	-	960,681	11,771,619
Net Service Fee Income	27,953,672	5,091,084	15,082	10,810,938	23,366,249	(175,516)	67,061,509
Subtotal	147,729,556	50,095,204	249,583,389	11,080,687	25,863,607	3,220,348	487,572,791
Net income from financial instruments at fair value through profit or loss	286,513	1,001,058	51,008,597	7,798,798	5,760,775	610,760	66,466,501
Income from withdrawal of assets rated at amortized cost	29,487	-	65,257,593	-	-	1,579,417	66,866,497
Exchange rate difference on gold and foreign currency	1,095,655	199,754	1,729,044	(5,767)	781,379	257,618	4,057,683
NIFFI And Exchange Rate Differences	1,411,655	1,200,812	117,995,234	7,793,031	6,542,154	2,447,795	137,390,681
Result from exposure to changes in the purchasing power of the currency	(26,295,068)	(6,925,444)	(117,425,645)	(11,514,390)	(11,290,211)	(11,439,989)	(184,890,747)
Other operating income	6,600,507	4,004,107	1,779,163	32,751	3,127,865	(386,456)	15,157,937
Loan loss provisions	(20,167,469)	(889,680)	(86,284)	-	-	5,909	(21,137,524)
Net operating income	109,279,181	47,484,999	251,845,857	7,392,079	24,243,415	(6,152,393)	434,093,138
Personnel expenses	(93,515,662)	(17,963,610)	(8,468,855)	(3,447,218)	(5,532,829)	(193,831)	(129,122,005)
Administration expenses	(54,583,033)	(5,236,832)	(3,133,071)	(1,416,176)	(4,613,362)	(69,176)	(69,051,650)
Depreciations and impairment of non-financial assets	(16,410,590)	(2,877,423)	(1,186,241)	(226,148)	(149,054)	(382,970)	(21,232,426)
Other operating expenses	(34,042,739)	(11,639,517)	(50,375,564)	(733)	(1,780,315)	(114,576)	(97,953,444)
Operating income	(89,272,843)	9,767,617	188,682,126	2,301,804	12,167,855	(6,912,946)	116,733,613
Result from associates and joint ventures	-	-	-	-	3,568,672	(3,568,672)	-
Result before taxes	(89,272,843)	9,767,617	188,682,126	2,301,804	15,736,527	(10,481,618)	116,733,613
Income tax	30,901,208	(3,543,435)	(68,053,955)	(813,831)	(2,712,811)	(270,159)	(44,492,983)
Net (loss) / income	(58,371,635)	6,224,182	120,628,171	1,487,973	13,023,716	(10,751,777)	72,240,630
Net (loss) / income for the period attributable to owners of the parent company	(58,371,635)	6,224,182	120,628,171	1,487,973	13,023,716	(10,819,190)	72,173,217
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	67,413	67,413
Other comprehensive (loss) / income	49,708	(8,116)	(10,457,260)	-	(129,595)	1,430,065	(9,115,198)
Other comprehensive (loss) / income attributable to owners of the parent company	49,708	(8,116)	(10,457,260)	-	(129,595)	1,440,753	(9,104,510)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(10,688)	(10,688)
Comprehensive (loss) / income for the period	(58,321,927)	6,216,066	110,170,911	1,487,973	12,894,121	(9,321,712)	63,125,432

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2024
Comprehensive (loss) / income attributable to owners of the parent company	(58,321,927)	6,216,066	110,170,911	1,487,973	12,894,121	(9,378,437)	63,068,707
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	56,725	56,725

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2024
Cash and due from banks	96,161,049	3,232,394	138,693,976	1,648,349	9,226,593	(426,878)	248,535,483
Debt securities at fair value through profit or loss	-	2,275,746	164,728,801	6,150,167	13,110,599	-	186,265,313
Loans and other financing	543,262,761	639,587,727	39,140,010	9,466,444	1,492,413	(491,995)	1,232,457,360
Other debt securities	817,140	-	988,367,520	-	-	2,253,636	991,438,296
Other Assets	81,015,360	14,970,127	526,113,780	10,315,389	62,433,025	(13,588,580)	681,259,101
Total Assets	721,256,310	660,065,994	1,857,044,087	27,580,349	86,262,630	(12,253,817)	3,339,955,553

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2024
Deposits	836,315,233	294,465,494	966,122,736	-	-	(513,885)	2,096,389,578
Financing received from the Argentine Central Bank and others financial institutions	62,971	-	13,008,019	-	43,298	(43,298)	13,070,990
Other liabilities	159,272,167	36,131,372	297,344,595	12,634,934	6,879,687	68,991,536	581,254,291
Total Liabilities	995,650,371	330,596,866	1,276,475,350	12,634,934	6,922,985	68,434,353	2,690,714,859

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2023
Interest income	230,453,599	112,859,607	567,916,256	18,707	1,129,655	730,311	913,108,135
Interest expenses	(224,564,805)	(71,369,526)	(361,914,015)	-	(563,213)	2,830,901	(655,580,658)
Distribution of results by Treasury	123,917,914	675,099	(124,593,013)	-	-	-	-
Net interest income	129,806,708	42,165,180	81,409,228	18,707	566,442	3,561,212	257,527,477
Services Fee Income	56,281,716	7,041,777	532,357	-	19,617,623	(1,626,453)	81,847,020
Services Fee Expenses	(21,050,542)	(1,343,444)	(576,911)	-	(717,617)	314,510	(23,374,004)
Income from insurance activities	-	-	-	12,066,311	-	1,160,722	13,227,033
Net Service Fee Income	35,231,174	5,698,333	(44,554)	12,066,311	18,900,006	(151,221)	71,700,049
Subtotal	165,037,882	47,863,513	81,364,674	12,085,018	19,466,448	3,409,991	329,227,526
Net income from financial instruments at fair value through profit or loss	1,064,403	-	55,289,245	5,951,932	2,974,155	1,126,068	66,405,803
Income from withdrawal of assets rated at amortized cost	-	-	912,518	-	-	(265,729)	646,789
Exchange rate difference on gold and foreign currency	1,485,877	358,697	1,168,955	271	463,606	1,432,983	4,910,389
NIFFI And Exchange Rate Differences	2,550,280	358,697	57,370,718	5,952,203	3,437,761	2,293,322	71,962,981
Result from exposure to changes in the purchasing power of the currency	7,490,251	(4,511,589)	(36,841,951)	(7,667,719)	(3,631,172)	(6,962,817)	(52,124,997)
Other operating income	13,446,433	6,517,214	574,838	53,155	1,874,843	(1,598,741)	20,867,742
Loan loss provisions	(25,431,936)	(1,199,855)	(52,087)	-	-	(37,928)	(26,721,806)
Net operating income	163,092,910	49,027,980	102,416,192	10,422,657	21,147,880	(2,896,173)	343,211,446
Personnel expenses	(104,494,512)	(18,773,596)	(8,795,446)	(3,435,665)	(6,842,169)	(150,447)	(142,491,835)
Administration expenses	(60,075,112)	(4,260,342)	(3,275,562)	(2,762,658)	(3,658,594)	2,198,553	(71,833,715)
Depreciations and impairment of non-financial assets	(20,304,455)	(3,242,481)	(1,367,077)	(271,945)	(317,030)	(361,840)	(25,864,828)
Other operating expenses	(30,775,678)	(9,359,194)	(19,216,995)	(2,998)	(1,984,957)	(420,558)	(61,760,380)
Operating income	(52,556,847)	13,392,367	69,761,112	3,949,391	8,345,130	(1,630,465)	41,260,688
Result from associates and joint ventures	(43,320)	-	-	-	167,237	(123,917)	-
Result before taxes from continuing operations	(52,600,167)	13,392,367	69,761,112	3,949,391	8,512,367	(1,754,382)	41,260,688
Income tax	17,909,950	(4,809,411)	(25,188,885)	(1,299,633)	(2,410,867)	375,931	(15,422,915)
Net (loss) / income	(34,690,217)	8,582,956	44,572,227	2,649,758	6,101,500	(1,378,451)	25,837,773
Net (loss) / income for the period attributable to owners of the parent company	(34,690,217)	8,582,956	44,572,227	2,649,758	6,101,500	(1,396,600)	25,819,624
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	18,149	18,149
Other comprehensive (loss) / income	(90,850)	(45,048)	(346,418)	-	260,030	283,715	61,429

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2023
Other comprehensive (loss) / income attributable to owners of the parent company	(90,850)	(45,048)	(346,418)	-	260,030	284,209	61,923
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(494)	(494)
Comprehensive (loss) / income for the period	(34,781,067)	8,537,908	44,225,809	2,649,758	6,361,530	(1,094,736)	25,899,202
Comprehensive (loss) / income attributable to owners of the parent company	(34,781,067)	8,537,908	44,225,809	2,649,758	6,361,530	(1,112,391)	25,881,547
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	17,655	17,655

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023

Cash and due from banks	199,124,972	5,443,075	197,880,196	7,646	6,786,309	2,613,918	411,856,116
Debt securities at fair value through profit or loss	100,732	1,517,749	35,168,183	9,588,460	11,033,709	2,873,378	60,282,211
Loans and other financing	466,269,910	353,516,318	46,813,001	9,021,371	1,095,792	(737,034)	875,979,358
Other debt securities	2,170,802	-	457,760,339	1,358,686	29	17,206,128	478,495,984
Other Assets	120,848,211	44,203,214	1,648,690,763	12,628,886	62,183,528	(6,248,224)	1,882,306,378
Total Assets	788,514,627	404,680,356	2,386,312,482	32,605,049	81,099,367	15,708,166	3,708,920,047

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023
Deposits	1,042,882,472	386,825,818	1,355,237,083	-	-	(395,811)	2,784,549,562
Financing received from the Argentine Central Bank and others financial institutions	83,672	-	4,755,753	-	273,812	(273,812)	4,839,425
Other liabilities	106,995,917	31,847,903	51,893,760	13,918,755	14,466,204	83,678,097	302,800,636
Total Liabilities	1,149,962,061	418,673,721	1,411,886,596	13,918,755	14,740,016	83,008,474	3,092,189,623

4.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting year, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Supervielle’s financial instruments measured at fair value as of June 30,2024, and December 31,2023, are detailed below:

Instrument portfolio as of 06/30/2024	FV level 1	FV level 2	FV level 3	TOTAL

Assets
- Debt securities at fair value through profit or loss	176,033,177	10,232,136	-	186,265,313
- Derivatives	-	4,227,439	-	4,227,439
- Other financial assets	23,008,597	-	-	23,008,597
- Other debt securities	22,033,620	23,822,441	-	45,856,061
- Financial assets pledged as collateral	66,989,283	-	-	66,989,283
- Investments in Equity Instruments	713,434	-	406,196	1,119,630
Total Assets	288,778,111	38,282,016	406,196	327,466,323

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Liabilities
- Liabilities at fair value through profit or loss	230,487	-	-	230,487
- Derivatives	28,004	-	-	28,004
- Other financial liabilities	402,811,684	-	-	402,811,684
Total Liabilities	403,070,175	-	-	403,070,175

Instrument portfolio as of 12/31/2023	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	57,458,845	2,823,366	-	60,282,211
- Derivatives	-	6,822,541	-	6,822,541
- Other financial assets	38,032,903	-	-	38,032,903
- Other debt securities	54,870,154	18,766,394	-	73,636,548
- Financial assets pledged as collateral	83,368,157	-	-	83,368,157
- Investments in Equity Instruments	88,258	-	569,683	657,941
Total Assets	233,818,317	28,412,301	569,683	262,800,301
Liabilities
- Liabilities at fair value through profit or loss	1,092,844	-	-	1,092,844
- Other financial liabilities	130,141,008	-	-	130,141,008
Total Liabilities	131,233,852	-	-	131,233,852

Below is shown the reconciliation of the financial instruments classified as Fair Value Level 3:

FV level 3	12/31/2023	Transfers	Additions	Disposals	P/L	06/30/2024
Assets
- Debt securities at fair value through profit or loss	569,683	-	123,474	-	(286,961)	406,196

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the

Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices. market. They are detailed below:

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the MAE and Bolsar, the market listing that has traded a higher volume is considered.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is MAE, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.

-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30,2024 and December 31,2023:

Other Financial Instruments as of 06/30/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	248,535,483	248,535,483	248,535,483	-	-
-Other financial assets	44,814,938	44,814,938	44,814,938	-	-
-Loans and other financing	1,232,457,360	1,498,875,650	-	-	1,498,875,650
- Repo transactions	216,639,101	216,639,101	216,639,101	-	-
- Other Debt Securities	945,582,235	906,150,812	901,341,355	4,809,457	-
-Financial assets in as guarantee	1,860	1,860	1,860	-	-
	2,688,030,977	2,915,017,844	1,411,332,737	4,809,457	1,498,875,650
Financial Liabilities
-Deposits	2,096,389,578	2,135,032,851	-	-	2,135,032,851
- Other financial liabilities	1,199,637	1,199,637	1,199,637	-	-
-Financing received from the BCRA and other financial institutions	13,070,990	12,981,948	-	-	12,981,948
	2,110,660,205	2,149,214,436	1,199,637	-	2,148,014,799

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	411,856,116	411,856,116	411,856,116	-	-
-Other financial assets	45,726,068	45,726,067	45,726,067	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

-Loans and other financing	875,979,358	996,334,059	-	-	996,334,059
- Repo transactions	1,358,556,803	1,358,556,803	1,358,556,803	-	-
- Other Debt Securities	404,859,436	458,733,668	458,733,668	-	-
-Financial assets pledged as collateral	15,099	15,099	15,099	-	-
	3,096,992,880	3,271,221,812	2,274,887,753	-	996,334,059
Financial Liabilities
-Deposits	2,784,549,562	2,871,829,850	-	-	2,871,829,850
-Other financial liabilities	623,716	623,716	623,716	-	-
-Finances received from the BCRA and other financial institutions	1,690,460	1,690,460	1,690,460	-	-
- Unsubordinated debt securities	4,839,425	5,012,390	-	-	5,012,390
	2,791,703,163	2,879,156,416	2,314,176	-	2,876,842,240

5.	CASH AND DUE FROM BANKS

The composition of cash as of June 30, 2024 and December 31, 2023 is detailed below:

Item	06/30/2024	12/31/2023	06/30/2023	12/31/2022
Cash and due from banks	248,535,483	411,856,116	230,075,775	270,952,750
Debt securities at fair value through profit or loss	85,999,564	32,413,319	44,891,495	31,409,082
Money Market Funds	4,721,445	5,430,141	1,913,950	1,033,852
Cash and cash equivalents	339,256,492	449,699,576	276,881,220	303,395,684

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	06/30/2024	12/31/2023	06/30/2023	12/31/2022
Cash and due from Banks
As per Statement of Financial Position	248,535,483	411,856,116	230,075,775	270,952,750
As per the Statement of Cash Flows	248,535,483	411,856,116	230,075,775	270,952,750
Debt securities at fair value through profit or loss
As per Statement of Financial Position	186,265,313	60,282,211	103,031,996	98,965,885
Securities not considered as cash equivalents	(100,265,749)	(27,868,892)	(58,140,501)	(67,556,803)
As per the Statement of Cash Flows	85,999,564	32,413,319	44,891,495	31,409,082
Money Market Funds
As per Statement of Financial Position – Other financial assets	67,823,535	83,758,971	46,990,211	45,385,756
Other financial assets not considered as cash	(63,102,090)	(78,328,830)	(45,076,261)	(44,351,904)
As per the Statement of Cash Flow	4,721,445	5,430,141	1,913,950	1,033,852

Reconciliation of financing activities at June 30, 2024, and December 31, 2023, is as follows:

Items	Balances at 12/31/2023	Cash Flows		Other non-cash movements	Balances at 06/30/2024
		Collections	Payments
Financing received from the Argentine Central Bank and other financial institutions	4,839,425	27,212,128	(18,980,563)	-	13,070,990
Lease Liabilities	5,137,014	-	(4,023,519)	3,696,838	4,810,333
Total	9,976,439	27,212,128	(23,004,082)	3,696,838	17,881,323

6.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Reconquista 330, Autonomous City of Buenos Aires. The participation of Julio Patricio Supervielle in the capital of the Group as of June 30, 2024 and December 31, 2023, is 29.86% and in the votes of the Group as of June 30, 2024 and December 31, 2023, is of 54.47%.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank.) and any company linked to any of the above whose consolidation is not required:

	As of June 30, 2024	As of December 31, 2023
Aggregate total financial exposure	2,083,439	1,778,169
Number of recipient related parties	73	80
(a) Individuals	61	68
(b) Companies	12	12
Average total financial exposure	28,540	22,227
Single largest exposure	827,821	1,387,195

Historical values as of December 31, 2023, without adjustment for inflation

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	06/30/2024	12/31/2023
7.1 Debt securities at fair value through profit or loss
Government securities	173,706,979	55,685,971
Corporate securities	11,619,223	4,596,240
Central Bank of Argentina’s Notes	939,111	-
	186,265,313	60,282,211
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	2,822,122	5,158,773
Debtor balances related to forward operations in foreign currency	76,670	284,816
Sales options	1,328,647	1,378,952
	4,227,439	6,822,541
7.3 Repo Transactions
Financial debtors from cash sales to be settled and active repos	806,921	521,820
Financial debtors for active repos of government securities	204,452	1,576,633
Financial debtors for active repos of I.R.M. with Argentine Central Bank	214,920,636	1,345,388,414
Accrued interest receivable for active repos	707,092	11,069,936
	216,639,101	1,358,556,803
7.4 Other financial assets
Participation Certificates in Financial Trusts	1,931,069	1,142,153
Investments in Asset Management and Other Services	9,716,542	12,387,629
Other investments	4,271,702	5,596,504
Receivable from spot sales pending settlement	43,866,384	44,882,644
Several debtors	7,580,508	19,607,731
Miscellaneous debtors for credit card operations	984,145	890,533
Allowances	(526,815)	(748,223)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2024	12/31/2023
	67,823,535	83,758,971
7.5 Loans and other financing
Financial sector	3,141,764	3,721,501
Overdrafts	2,880,793	3,240,426
Discounted documents	-	481,075
Promissory notes	244,487	-
Credit card loans	16,484	-
Other financial entities	11,746,865	7,202,675
Overdrafts	7	93
Credit card loans	16,508	-
Others	11,752,627	7,215,344
Less: allowances	(22,277)	(12,762)
Non‑financial private sector and foreign residents:	1,217,568,731	865,055,182
Loans	1,208,473,849	847,868,752
Overdrafts	179,721,255	75,443,723
Discounted documents	188,884,616	143,673,374
Promissory notes	242,315,146	189,794,168
Mortgage loans	114,012,228	96,990,560
Automobile and other secured loans	60,483,977	27,554,347
Personal loans	116,093,063	93,185,481
Credit card loans	142,119,758	136,302,514
Foreign trade loans and U$S loans	144,533,873	77,962,182
Others	21,395,366	8,436,818
IFRS adjustments	(1,085,433)	(1,474,415)
Receivables from financial leases	27,136,773	36,720,169
Receivables from financial leases	27,634,934	37,258,856
IFRS adjustments	(498,161)	(538,687)
Others	12,344,645	11,742,708
Less: allowances (Schedule R)	(30,386,536)	(31,276,447)
	1,232,457,360	875,979,358

Likewise, as of June 30, 2024 and December 31, 2023, the Group maintains the following eventual responsibilities:

Eventual Responsibilities	06/30/2024	12/31/2023
Other guarantees granted	85,341,863	167,843,989
Responsibilities for foreign trade operations	10,190,936	22,984,046
Promissory notes	9,942,714	8,560,423
Overdrafts	1,138,748	1,024,061
	106,614,261	200,412,519

On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:

	06/30/2024	12/31/2023
Guarantees received	334,157,813	329,691,284

The classification of loans and other financing, by situation and guarantees received, is detailed in Schedule B.

The concentration of loans and other financing is detailed in Schedule C.

The opening by term of loans and other financing is detailed in Schedule D.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

7.6 Other debt securities	06/30/2024	12/31/2023
Debt securities	33,881,602	22,771,888
Debt securities of financial trusts	8,377,216	8,253,324
Government securities	948,333,272	310,823,557
Securities issued by the Argentine Central Bank	382,935	136,775,449
Others	612,176	159
Allowance	(148,905)	(128,393)
	991,438,296	478,495,984
7.7 Financial assets pledged as collateral
Government in guarantee for repo operations	-	1,748,638

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Special guarantees accounts in the Argentine Central Bank	31,063,547	39,123,967
Deposits in guarantee	1,860	42,510,651
Forward purchases through repo transactions	35,925,736	-
66,991,143	83,383,256
7.8 Other non-financial assets
Other Miscellaneous assets	14,934,477	15,349,046
Loans to employees	2,106,082	3,836,845
Payments in advance	13,333,385	10,692,984
Works of art and collector's pieces	455,447	455,447
Retirement insurance	644,934	985,107
Other non-financial assets	540,603	344,511
32,014,928	31,663,940

7.9 Deposits
Non-financial sector	117,632,253	181,117,080
Financial sector	326,254	856,687
Current accounts	228,533,136	249,146,080
Savings accounts	809,810,237	1,315,887,672
special checking accounts	394,799,709	434,706,565
Fixed term and term investments	350,002,308	318,543,291
Investment accounts	144,393,409	219,388,709
Others	23,603,438	28,473,245
Interest and Adjustments	27,288,834	36,430,233
2,096,389,578	2,784,549,562
7.10 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	230,487	1,092,844
230,487	1,092,844
7.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	305,078,416	26,019,160
Collections and other operations on behalf of third parties	92,616,025	99,049,186
Fees accrued to pay	48	21,708
Financial guarantee contracts	29,178	75,641
Lease liability	4,810,333	5,137,013
Others	1,477,321	462,016
404,011,321	130,764,724
7.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	2,331,974	4,379,573
Financing received from international institutions	10,739,016	459,852
13,070,990	4,839,425
7.13 Provisions
Provisions for unutilized balances	38,159,295	12,636,270
Eventual commitments (Schedule)	3,375,420	2,619,248
Provision for restructuring expenses	4,082,718	10,786,361
Other contingencies (Schedule)	458,998	740,057
46,076,431	26,781,936
7.14 Other non-financial liabilities
Payroll and social securities	48,864,522	57,975,377
Sundry creditors	34,726,388	40,522,975
Tax payable	26,162,042	35,381,714
Planned payment orders pending settlement	2,550,992	2,298,121
Revenue from contracts with customers (1)	1,125,455	1,632,345
Contribution to the deposit guarantee fund	295,966	262,718
Others non- financial liabilities	66,251	154,729
113,791,616	138,227,979

Six-month period ending on	Three-month period ending on
06/30/2024	06/30/2023	06/30/2024	06/30/2023
7.15 Interest income
Interest on overdrafts	37,249,443	32,509,815	18,026,239	17,712,467
Interest on documents	42,961,775	46,143,337	16,982,633	22,479,707
Interest on personal loans	38,017,864	64,041,461	19,204,891	30,770,869
Interest on promissory notes	71,364,913	67,576,961	28,356,139	33,362,064

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Interest on credit card loans	21,624,748	42,070,300	10,296,737	19,377,439
Interest on mortgage loans	81,032,118	51,615,138	31,580,627	28,800,979
Interest on automobile and other secured loan	13,595,951	11,137,301	8,222,115	5,768,099
Interest on foreign trade loans and USD loans	2,720,074	3,378,163	1,680,953	1,672,663
Interest on financial leases	10,258,882	15,547,968	4,679,215	8,115,663
Interest on public and private securities measured at amortized cost	223,958,154	458,495,524	(53,853,173)	429,072,807
Others	354,114,036	120,592,167	236,106,578	(95,710,290)
	896,897,958	913,108,135	321,282,954	501,422,467
7.16 Interest Expenses
Interest on current accounts deposits	202,722,350	289,046,537	57,375,919	145,532,714
Interest on time deposits	266,363,229	358,501,916	94,343,989	206,220,078
Interest on other liabilities from financial transactions	3,187,841	3,542,308	752,607	2,007,351
Interest on financing from the financial sector	1,119,182	1,651,897	540,992	355,764
Others	2,994,074	2,838,000	1,104,034	2,262,188
	476,386,676	655,580,658	154,117,541	356,378,095
7.17 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	63,889,908	61,111,242	29,347,107	28,689,670
Income from securities issued by the Argentine Central Bank	-	444,533	-	-
Derivatives	2,576,593	4,850,028	842,104	3,025,149
	66,466,501	66,405,803	30,189,211	31,714,819
7.18 Service Fees Income
Commissions from deposit accounts	24,480,107	34,841,658	13,110,052	17,199,013
Commissions from credit and debit cards	15,121,030	19,373,368	7,703,858	9,357,604
Commissions from loans operations	116,099	433,497	42,397	215,959
Commissions from miscellaneous operations	32,066,957	26,710,658	16,424,190	13,783,403
Others	464,625	487,839	248,904	226,416
	72,248,818	81,847,020	37,529,401	40,782,395
7.19 Services Fees expenses
Commissions paid	16,499,954	22,830,570	8,764,824	10,553,565
Export and foreign currency operations	458,974	543,434	169,718	287,627
	16,958,928	23,374,004	8,934,542	10,841,192
7.20 Other operating incomes
Loans recovered and allowances reversed	1,346,647	6,075,526	602,701	3,400,810
Rental from safety boxes	1,456,612	1,881,088	771,843	942,564
Commissions from trust services	151,324	165,561	89,894	98,896
Adjust other credits	1,695,025	1,589,679	572,952	746,986
Sales of property. plant and equipment	281,148	23,281	41,886	-
Default interests	1,530,063	2,411,243	645,759	1,106,248
Others	8,697,118	8,721,364	4,435,032	4,874,782
	15,157,937	20,867,742	7,160,067	11,170,286
7.21 Personnel expenses
Payroll and social securities	121,137,331	133,840,646	56,499,063	70,323,804
Personnel expenses	7,984,674	8,651,189	3,099,513	5,140,074
	129,122,005	142,491,835	59,598,576	75,463,878

7.22 Administration expenses
Directors´ and statutory auditors’ fees	2,001,875	2,196,728	994,153	1,284,957
Other fees	19,362,051	22,880,224	9,828,311	11,178,623
Advertising and publicity	4,549,652	3,569,568	3,035,598	1,912,995
Taxes	16,813,887	16,920,863	8,528,396	8,642,802
Maintenance. security and services	18,472,565	16,966,717	9,100,783	7,996,185
Rent	41,798	42,474	25,947	15,747
Others	7,809,822	9,257,141	3,581,975	4,467,158
	69,051,650	71,833,715	35,095,163	35,498,467
7.23 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	3,965,686	4,288,531	2,012,742	2,089,491

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Depreciation of other non-financial assets	2,582,367	2,606,162	1,232,558	1,206,827
Amortization of intangible assets (Schedule G)	10,970,729	12,770,107	5,412,034	6,400,206
Depreciation of rent assets by right of use (Schedule F)	3,713,644	6,180,995	1,963,195	3,803,922
Impairment of furniture and facilities	-	19,033	-	2,877
	21,232,426	25,864,828	10,620,529	13,503,323
7.24 Other operating expenses
Promotions related with credit cards
Turnover tax	7,147,799	3,163,204	3,788,320	1,507,121
Result by initial recognition of loans	39,876,835	46,826,414	17,407,499	21,257,117
Balance adjustments loans and credit cards	136,535	311,026	75,465	177,987
Interests for leases liabilities	573,705	1,236,544	221,665	523,749
Coverage services	924,005	781,929	507,000	56,699
Contributions made to deposit insurance fund	47,003	26,119	39,632	19,120
Other provisions	1,590,507	2,186,341	776,010	1,056,994
Others	39,252,001	3,610,385	12,845,669	506,056
	8,405,054	3,618,418	2,428,740	2,574,546
	97,953,444	61,760,380	38,090,000	27,679,389

8.	CONSIDERATIONS OF RESULTS

The Annual Ordinary Shareholders' Meeting held on April 19, 2024 approved the allocation of profits for the year ended on December 31, 2023 as follows: (i) legal reserve for thousands of pesos $10,126,507, (ii) optional reserve for thousands of pesos $59.126.152 and (iii) reserve for future dividends for thousands of pesos $23,084,220, subsequently set aside for the payment of dividends.

9.	INSURANCE

9.1 Income from insurances activities

The composition of the item “Result for insurance activities” as of June 30, 2024, and June 30, 2023 is as follows:

Items	Six-month period ending on		Three-month period ending on
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Accrued premiums	16,755,530	17,989,836	8,676,231	8,114,985
Accrued claims	(2,174,830)	(2,431,227)	(1,212,587)	(1,052,214)
Production expenses	(2,809,081)	(2,331,576)	(1,516,906)	(1,377,729)
Total	11,771,619	13,227,033	5,946,738	5,685,042

10.	ASSET MANAGEMENT AND OTHER SERVICES

As of June 30, 2024, and December 31, 2023, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with C.N.V. General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Premier Renta CP $	843,642,642	684,249,005	842,415,175	683,446,643	43,345,032,778	30,510,651,741
Premier Renta Plus $	5,267,220	5,862,265	5,138,704	5,838,904	48,196,859	48,164,279
Premier Renta Fija Ahorro	62,811,571	44,255,746	57,592,869	43,354,489	1,093,680,960	227,991,276
Premier Renta Fija Crecimiento	18,685,656	32,203,503	18,672,331	32,183,106	6,426,501,759	9,532,812,035
Premier Renta Variable	11,487,839	9,770,236	11,406,458	9,692,561	15,000,922	12,205,660
Premier Abierto Pymes	9,659,443	11,856,113	9,641,804	11,836,766	152,228,380	142,666,395
Premier Commodities	6,002,086	6,622,274	4,798,815	5,133,231	24,923,711	22,338,558
Premier Capital	26,243,622	32,131,141	25,898,089	30,033,587	307,508,584	380,115,435
Premier Inversión	1,895,593	3,057,175	1,894,134	2,951,215	225,054,782	342,850,074
Premier Balanceado	3,187,920	3,639,651	3,185,622	3,637,152	32,021,407	32,648,809
Premier Renta Mixta	12,359,900	48,610,245	12,328,588	48,258,395	495,740,768	2,641,477,623
Premier Renta Mixta USD	7,484,556	4,903,881	7,421,645	4,806,500	9,869,662	4,995,316
Premier Performance USD	27,499,292	19,555,930	27,398,999	19,053,043	28,451,467	15,351,225

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Premier Global USD	884,398	1,063,913	874,368	1,037,750	870,086	640,443
Premier Estratégico	12,308,561	13,286,575	12,298,135	13,276,421	832,710,848	832,710,848
Premier FCI Sustentable ASG	812,092	588,637	760,586	587,364	293,695,094	172,449,306

11.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

11.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019, and increased to 1,500 as of May 1, 2020. As of January 1, 2023, with the appearance of Communication “A” 7661, the limit is established at $6,000. As of April 1, 2024, with the appearance of Communication “A” 1985, the limit is established at $25,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Effective as of April 17, 2020, by provision of “A” 6460, these exclusions are the following: Demand deposits in which interest rates higher than the reference rates are agreed and deposits and term investments that exceed 1.3 times that rate or the reference rate plus five percentage points - whichever is the greater -, except for fixed-term deposits in pesos arranged at the minimum annual nominal rate disseminated by the BCRA as established. provided for in point 1.11.1. of the regulations on “Term deposits and investments”. The reference rates are periodically published by the BCRA according to the moving average of the last five banking business days of the passive rates that for fixed-term deposits of up to 100 (or its equivalent in other currencies), arise from the survey carried out said Institution. Effective as of April 1, 2024, the reference rates will be calculated according to the moving average of the last five banking business days of the passive rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, arise from the survey carried out by the BCRA.

11.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	06/30/2024	12/31/2023
Special guarantee accounts in the Central Bank of Argentina	31,063,547	39,123,967
Guarantee deposits for term operations	25,125,308	20,123,637
Guarantee deposits for credit cards transactions	6,014,725	4,811,294
Guarantee deposits for forward exchange operations	-	168,052
Other guarantee deposits	4,787,563	17,407,667
	66,991,143	81,634,617

Within restricted availability assets there are $ 1,748,638 forward purchases through repos transactions.

11.3. Compliance of provisions issued by the National Securities Commission

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2019 to 2023 and until June 30, 2024, the accounting books since 2019 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

11.4 Financial Trusts

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of June 30, 2024:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine Dated 10/14/2023 Interconexión Eléctrica Rodeo S.A. accepted the proposal of the Commission for Extension and Extension of the Trust Contract for 6 months	-	-

Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexión Electrica Rodeo S.A.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Mat: 11/12/13		Mat: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Mat: 10/20/13		Mat: 06/29/17

11.5. Issuance of negotiable debt securities

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

As of June 30, 2024, and December 31, 2023, the Group has no current issues.

11.6. Restrictions imposed on the distributions of dividends

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It should be noted that through Communication “A” 6464 the B.C.R.A. established that until March 31, 2020, financial entities that, to determine the distributable result, have not increased the capital conservation margins by 1 additional percentage point must have prior authorization from the SEFyC for the distribution of results. established in the standards.

On August 30, 2019, and with the objective of stabilizing the exchange market, the B.C.R.A. established through Communication “A” 6768 that financial entities, in order to proceed with the distribution of their results, must have prior authorization from the Superintendency of Financial and Exchange Entities. In said authorization process, the Comptroller Entity will take into consideration, among other elements, the potential effects of the application of international accounting standards according to Communication "A" 6430 (Point 5.5 of IFRS 9 - Impairment of value of financial assets) as well as the effects of the restatement of financial statements provided for by Communication "A" 6651.

On March 9, 2023, through communication "A" 7719, the BCRA established that from April 1, 2023, and until December 31, 2023, financial entities may distribute results in 6 equal, monthly and consecutive installments. for up to 40% of the amount that would have corresponded if the profit distribution rules were applied.

On March 21, 2024, through communication “A” 7984, the BCRA established that until December 31, 2024, financial entities may distribute results in 6 equal, monthly and consecutive installments for up to 60% of the amount that would have been corresponding, to apply the rules of distribution of results.

As indicated in Note 13, as a result of the treasury share purchase program, as of June 30, 2024, 18,603 treasury shares were held in the portfolio. In accordance with the provisions of Title IV, Chapter III, article 3, subsection 11, item c of the C.N.V. Regulations (N.T. 2013 and mod.), while said shares are held in the portfolio, there is a restriction on the distribution of the results unassigned and free reserves for the amount of said cost.

11.7. Accounts unedifying minimum cash integration compliance

As of June 30, 2024, and December 31, 2023, the minimum cash reserve was made up as follows:

Item (1)	06/30/2024	12/31/2023
Current accounts in the BCRA (2)	20,000,000	12,010,000
Sight accounts in the BCRA (2)	125,882,350	97,142,376
Special guarantee accounts at the BCRA (2)	31,006,970	21,763,020
Special accounts for credit. assets. (2)	65,714	-
Total	176,955,034	130,915,396

      (1) Historical values without inflation adjustment

      (2) They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2023, and in Note 1.2.

13.	REPURCHASE OF TREASURY SHARES

On July 20, 2022, the Company's Board of Directors approve a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program does not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions will remain in force as they were approved.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as "Own shares in portfolio" and its restatement as " Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost of own shares in portfolio”.

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a program to repurchase the Group's shares in accordance with article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Supervielle Group do not reflect the real value of the company's assets or their potential value.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $1,600.00 per Class B share and U.S.$8.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved to modify the terms and conditions of the treasury share acquisition program as follows: “The price to be paid for the shares will be up to a maximum of $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved from time to time.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on 4 June 2024, Grupo Supervielle approved the following changes to the terms and conditions of the program for the acquisition of own shares: "The maximum amount to be invested will be $8,000,000,000 (eight billion pesos) or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio" and "The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume that the shares experienced within the period indicated in the two markets in which they operate (Stock Exchanges and Markets Argentina and New York Stock Exchange)"

On July 8, 2024, Grupo Supervielle closed the Program for the Purchase of Own Shares  As of the date of issuance of these financial statements, Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B Shares under the second program, achieving 99.78% execution of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B Shares representing 4.1581% of the share capital.

14.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

The main indicators in our country are:

• Economic activity in Argentina registered a 5.1% year-on-year drop in the first quarter of 2024.

• The accumulated inflation between January 1 and June 30, 2024, reached 79.8% (CPI)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

• Between January 1 and June 30, 2024, the peso depreciated against the US dollar, going from 810.65 $/US$ at the beginning of the year to 911.65 $/US$ at the end of the period, in accordance with the exchange rate of the Central Bank of the Argentine Republic (Com “A” 3500).

• The monetary authority imposed exchange rate restrictions to contain demand for dollars. This entailed, among other things, the requirement to request prior authorization from the Central Bank of the Argentine Republic for making payments abroad in operations such as the payment of dividends to non-residents, the payment of foreign financial loans and the payment of imports of certain goods and services, among others.

On December 10, 2023, a new government took office in Argentina, which has set among its objectives the introduction of a new economic regime in the country, for which it intends to carry out an extensive reform of laws and regulations.

The new government’s plan proposes to move forward with a deep deregulation of the economy and structural reforms that will release restrictions on investing and operating in the country, including the gradual relaxation of the exchange rate restrictions mentioned above, with the aim of eliminating them once the macroeconomic conditions are in place.

Among its first measures, the new government published a Decree of Necessity and Urgency (DNU) where some 300 laws are annulled and/or amended, introducing reforms in the labor market, the customs code, and the status of public enterprises, among others. Although the DNU has been rejected in the Senate and should be dealt with by the Chamber of Deputies, its provisions are partially effective since December 29, 2023, considering several legal actions which have granted suspension of certain modifications.

With respect to public trust funds, on February 23, 2024, the government issued Decree N° 193/2024, reducing the specific allocation of the tax produced by For an Inclusive and Solidary Argentina (PAIS) to the Trust Fund for Social Urban Integration (FISU), from 30% to 1%.

Also, on March 4, 2024, the Official Gazette published Decree N° 215/2024, which designated the Ministry of Economy as a trustee representing the National State, in all trust funds wholly or partly integrated with assets and/or funds of the State, Acting in that capacity as the director and manager of those trust funds, and entrusted the said Ministry with the conduct of a comprehensive management audit of the aforementioned funds to identify areas and issues critical to the operation of each fund The Board of Directors is responsible for the management and evaluation of the Board’s activities.

On June 27, 2024, the Chamber of Deputies approved Law No. 27742, called "Law of bases and starting points for the freedom of Argentines". This Act:

• Declare a public emergency in administrative, economic, financial and energy matters for one year;

• Establishes a reform of the state;

• Authorizes the State to renegotiate or terminate public works contracts that meet certain characteristics;

• Seeks to promote registered employment;

• Provides for labour modernization;

• Provides for modifications on energy;

• Provides incentives for large investments;

• It imposes tax measures that modify the fourth-rate income and personal property taxes.

Likewise, in its article 5 of chapter I of title II, the national executive is authorized to modify, transform, unify, dissolve or liquidate public trust funds.

The financial sector has a significant exposure to the Argentine public sector, through rights, public securities, loans and other assets. The Group's exposure to the Argentine public sector is as follows:

06/30/2024
BCRA+ repo transactions	217,022,036
Treasury Bills	1,123,410,818
Total debt instruments	1,340,432,854
Loans to the Public Sector	3,141,764
Total exposure to the public sector	1,343,574,618
Percentage of total assets	50%
Percentage of shareholder´s equity	207%

In accordance with the provisions of Note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

The context of volatility and uncertainty continues as of the date of issuance of these financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

15.	TURNOVER TAX

Commencing January 2020 and January 2023, the tax authorities of the City of Buenos Aires and the Province of Mendoza, respectively, began to impose a Turnover Tax on the revenues derived from securities and instruments (Leliqs/Notaliqs or Repos) issued by the Central Bank of Argentina (BCRA).

The BCRA initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the BCRA, substantially altering the execution of national monetary and financial policy. The BCRA also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The BCRA has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the BCRA. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the submissions made by the BCRA, the Argentine Banking Association (ABA), the Argentine Bankers' Association (ADEBA), and the majority of financial institutions operating in these provinces have also filed constitutional actions against these regulations. These actions are still pending resolution by the Supreme Court of Justice.

Based on the above, the Entity considers that the foundations that support the non-taxability of this type of instruments are solid and supported by its own expert opinions and that of third-party specialists, we estimate the probabilities of a ruling favorable to our position as majority, for which , has stopped paying the tax on the results generated by the operations of Leliqs in Mendoza since January 2023 and by the operations of Leliqs and Passes in CABA since April 2023 and by the operations of Passes in PBA since January 2024.

On June 30, 2023, Law (CABA) No. 6655 was published, which establishes the reduction of the IIBB rate to 0% or 2.85% for BCRA repos and securities operations, as regulated and subject to the effective transfer of co-participation funds or what is agreed with the National Government.

As of June 30, 2024, the Bank has a hearing notification from AGIP (Government Agency for Public Revenue) for the period June to July 2023 and has received the initiation of the ex officio determination procedure by the ATM (Tax Administration of Mendoza), for the period January to April 2023 and by AGIP for the period April and May 2023, consequently, a contingency provision has been established that amounts to $33,123,562.

16.	SUBSEQUENT EVENTS

On August 2, 2024, Banco Supervielle S.A. subscribed its class H negotiable obligations at a variable rate maturing on August 2, 2025 (12 months from the date of issuance and settlement), for a nominal value of $20,877,777. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016. The Negotiable Obligations are issued within the framework of its global program of simple and non-subordinated negotiable obligations, not convertible into shares, for a nominal value of up to US$300,000,000 (or its equivalent in other currencies and/or units of value).

The interest on the Negotiable Obligations, at a nominal annual variable rate equivalent to the sum of the Badlar rate of Private Banks plus a margin of 5.25%, will be payable quarterly on the following dates: November 2, 2024, February 2 of 2025, May 2, 2025, and on the expiration date, August 2, 2025.

The capital of the Negotiable Obligations will be paid in full in a single payment, to be made on the maturity date.

In addition, there are no events or operations that occurred between the year-end date and the date of issuance of these interim condensed financial statements that could significantly affect the equity and financial situation or the results of the Company as of the year-end date. present period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of June 30, 2024, and December 31, 2023:

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2024	Book value 12/31/2023	Level of fair value	Options	Final position
Debt securities at fair value through profit or loss
Argentine
Government Securities
Letras Tesoro capitalizables en $ vto. 13/09/24	1	37,535,560	-	37,535,560	-	37,535,560
Letras Tesoro capitalizables en $ vto. 30/09/24	2	31,580,037	-	31,580,037	-	31,580,037
Letras Tesoro capitalizables en $ vto.29/11/24	1	26,339,796	-	26,339,796	-	26,339,796
Letras Tesoro capitalizables en $ vto. 01/07/24	1	10,370,039	-	10,370,039	-	10,370,039
Bono Tesoro Nacional ajustable CER Vto.30/06/25 $	1	13,969,683	-	13,969,683	-	13,969,683
Bonos República Argentina $ ajustable CER 26/07/24	1	6,682,570	1,194,245	6,682,570	-	6,682,570
Bono Nación Dual vto. 30/08/24	1	5,730,534	1,393,486	5,730,534	-	5,730,534
Letras Tesoro capitalizables en $ vto. 30/08/24	1	5,878,098	-	5,878,098	-	5,878,098
Bono Nación Dual vto. 30/06/24	2	5,451,775	1,732,940	5,451,775	-	5,451,775
Letras Tesoro capitalizables en $ vto.31/03/25	1	4,359,678	-	4,359,678	-	4,359,678
Others	1	14,036,264	39,095,713	18,134,328	-	18,134,328
Bono Del Tesoro Boncer 2% $ 2026	1	1,417,707	605,868	1,417,707	-	1,417,707
Letras República Argentina capitalizables $ V26/07/24	1	176,402	-	176,402	-	176,402
Bono Del Tesoro Nacional En Pesos Ajustado Por Cer 4% Vto 14/10/2024	1	2,114,109	230	2,114,109	-	2,114,109
Titulo público nacional emitido en dólares con tasa fija vto. 09/07/2035	1	316	124,942	316	-	316
Bonos Globales De La Rep. Arg. L.E. 2035	1	1,200,691	-	1,200,691	-	1,200,691
Bonos Globales De La Rep. Arg. L.E. 2030	1	527,718	-	527,718	-	527,718
Bono Rep. Argentina USD Step Up 2030	1	1,121,021	340,220	1,121,021	-	1,121,021
Bono Del Tesoro Nacional en pesos ajustado por CER 4,25% Vto 14/2/2025	1	2,115,777	6,886,015	2,115,777	-	2,115,777
Bono Del Tesoro Nacional en pesos cero cupón CER Vto 30/6/2028	1	11,594	-	11,594	-	11,594
Letra Del Tesoro Nacional Capitalizable En Pesos Vto 31/1/2025	1	15,565	-	15,565	-	15,565
Letra Del Tesoro Nacional Capitalizable En Pesos Vto 14/10/2024	1	469,744	-	469,744	-	469,744
Letra Del Tesoro Nacional Capitalizable En Pesos Vto 26/7/2024	1	155,146	-	155,146	-	155,146

BCRA Notes
Bopreal S.1 B Vto.31/10/27 U$S	1	462,575	-	462,575	-	462,575
Bopreal S.1 A Vto.31/10/27 U$S	1	288,574	-	288,574	-	288,574
Bopreal S.1 C Vto.31/10/27 U$S	1	89,907	-	89,907	-	89,907
Bopreal S.1 D Vto.31/10/27 U$S	1	86,162	-	86,162	-	86,162
Bopreal S. 2 Vto.30/06/25 U$S	1	190,260	-	190,260	-	190,260
Bopreal S.3 VTO31/05/26 U$S	1	7,091	-	7,091	-	7,091

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2024	Book value 12/31/2023	Level of fair value	Options	Final position
Corporate Securities
ON Irsa Inver y Rep C19 Vto.28/02/25 $	1	1,130,000	-	1,130,000	-	1,130,000
Pagaré U$S Vto 13/08/24	2	909,628	2,873,377	909,628	-	909,628
Pagaré U$S Vto 08/11/24	2	905,692	-	905,692	-	905,692
ON Pan American Energy U$S 7 Vto.19/11/25	1	812,105	-	812,105	-	812,105
ON Telecom U$S CL.20 Vto.17/11/26	2	496,291	-	496,291	-	496,291
ON Telecom U$S CL.16 Vto.21/07/25	1	463,906	-	463,906	-	463,906
ON Pan American Energy U$S Vto.03/09/24	1	462,500	-	462,500	-	462,500
ON Cresud S27 CL41 $ V04/10/24	2	460,706	968,069	460,706	-	460,706
ON Cia Gen.Comb U$S V28/02/26	2	454,833	-	454,833	-	454,833
ON YPF U$S CL 29 Vto.28/05/2026	1	433,539	-	433,539	-	433,539
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	1,225	142	1,225	-	1,225
ON YPF Ener.Elec. C.11 V.29/08/24 U$S	1	79	2,202	79	-	79
ON Capex 9.250% V25/08/28 U$S	1	247,079	379,004	247,079	-	247,079
ON YPF 2024 Clase 28	1	14,867	368,764	14,867	-	14,867
ON MSU Energy Cl.6 U$S	1	219,427	688,822	219,427	-	219,427
ON Edemsa Cl.1 Uva Vt.06/05/26	1	235,458	-	235,458	-	235,458
ON Cresud Cl 43 Badlar Vto 17/01/2025	1	326,877	-	326,877	-	326,877
ON Albanesi Cl 14 Badlar Vt 14/02/2025	1	630,474	-	630,474	-	630,474
ON Gemsa Cl 30 Uva Vt 08/03/2027	1	586,195	-	586,195	-	586,195
Others	1	5,090,039	3,628,172	5,090,039	-	5,090,039

Total Debt securities at fair value through profit or loss		186,265,313	60,282,211	190,363,377	-	190,363,377

OTHER DEBT SECURITIES
Measured at fair value with changes in OCI
Argentine
Bono Tesoro $ aj CER Vto.14/10/24	1	6,999,894	-	6,999,894	-	6,999,894
Bono Tesoro $ aj CER Vto.14/02/25	1	-	19,173,982	-	-	-
Bono Nación Dual Vto 30/08/24	1	-	12,186,341	-	-	-
Bono Nación Dual Vto 30/04/24	1	-	5,624,002	-	-	-
Bono Tesoro $ Aj CER 1,50% Vto.25/03/24	1	-	2,930,527	-	-	-
Bono Nación Dual Vto 30/06/24	1	551,238	5,070,577	551,238	-	551,238
Others		-	685,833	-	-	-

Corporate Securities
ON Edemsa CL.1 UVA Vto.06/05/26	1	3,331,156	-	3,331,156	-	3,331,156
VDFF Mercado Cred Consumo 31 $	2	3,101,114	-	3,101,114	-	3,101,114
VDFF Mercado Cred Consumo 32 $	2	2,967,625	-	2,967,625	-	2,967,625
ON SPI Energy SA CL.1 US$ V.27/06/2026	2	3,746,680	5,472,999	3,746,680	-	3,746,680

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2024	Book value 12/31/2023	Level of fair value	Options	Final position
ON Pan American 30 Vto.02/03/26 U$S	2	2,756,872	-	2,756,872	-	2,756,872
ON Tarjeta Naranja CL.61 Vto.05/02/25 $	1	2,047,877	-	2,047,877	-	2,047,877
ON Petro.Acon.CL.10 Vto.28/02/27 U$S	2	1,849,496	-	1,849,496	-	1,849,496
ON Cresud CL.45 Vto.22/08/26 U$S	2	1,788,895	-	1,788,895	-	1,788,895
ON Edenor CL.4 Vto.07/03/25 $	2	1,486,944	-	1,486,944	-	1,486,944
ON MSU Energy CL10 Vto.12/03/26 U$S	1	1,255,250	-	1,255,250	-	1,255,250
ON Newsan clase 15 V19/05/24 WNCGO	1	-	207,262	-	-	-
ON Pyme Alz Semillas 7 V29/09/25	1	224,334	304,990	224,334	-	224,334
Others	1	13,748,686	21,980,033	13,748,686	-	13,748,686

Measured at amortized cost
Argentine
Corporate Securities
Letras Tesoro capitalizables en $ vto. 30/09/24	-	156,398,815	-	156,398,815	-	156,398,815
Letras Tesoro capitalizables en $ vto. 13/12/24	-	100,000,000	-	100,000,000	-	100,000,000
Bono Rep. Arg. $ Vto 09/11/25	-	95,259,260	-	95,259,260	-	95,259,260
Letras Tesoro capitalizables en $ vto. 01/07/24	-	86,572,911	-	86,572,911	-	86,572,911
Letras Tesoro capitalizables en $ vto. 26/07/24	-	84,712,593	-	84,712,593	-	84,712,593
Letras Tesoro capitalizables en $ vto. 13/09/24	-	81,796,828	-	81,796,828	-	81,796,828
Bono Tesoro Nacional $ Vto.31/03/26	-	72,120,360	-	72,120,360	-	72,120,360
Letras Tesoro capitalizables en $ vto. 29/11/24	-	54,796,137	-	54,796,137	-	54,796,137
Bonte $ Vto. 23/08/25	-	36,554,051	28,745,724	36,554,051	-	36,554,051
Bono Tesoro Nacional ajustable CER Vto.30/06/25 $	-	30,612,429	-	30,612,429	-	30,612,429
Bono de la Nación Argentina DUAL Vto. 30/08/2024	-	231,902	54,093	231,902	-	231,902
Others	-	141,726,854	236,352,477	141,726,854	-	141,726,854

Central Bank Bills
Letra B.C.R.A. Lediv Vto 16/11/24	-	382,935	10,900,741	382,935	-	382,935
Letra de liquidez del B.C.R.A. Vto.11/01/24	-	-	117,299,459	-	-	-
Letra B.C.R.A. Lediv Vto 15/11/24	-	-	7,848,534	-	-	-
Letra BC.R.A. Lediv Vto 14/11/24	-	-	726,715	-	-	-

Corporate Securities
ON MSU CL 6 U$S Vto.02/11/24	-	3,604,314	2,195,871	3,604,314	-	3,604,314
Pagaré U$S Vto 13/05/25	-	436,844	-	436,844	-	436,844
FF Moni Mobile XII lote 1	-	200,744	-	200,744	-	200,744
Pagaré U$S Vto 24/04/25	-	175,258	-	175,258	-	175,258
ON GN Medi/CT Roca 17 U$S Vto.07/11/24	-	-	735,794	-	-	-
Others		-	30	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 06/30/2024	Book value 12/31/2023	Level of fair value	Options	Final position
Total Other debt securities		991,438,296	478,495,984	991,438,296	-	991,438,296

EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
YPF SA	-	137,037	929	137,037	-	137,037
Grupo Financiero Galicia SA	-	135,100	-	135,100	-	135,100
Pampa Energía S.A.	-	201,694	47,167	201,694	-	201,694
Edenor SA	-	127,046	10,425	127,046	-	127,046
Ternium Argentina S.A. Ords."A"1 Voto Esc	-	26,883	2,001	26,883	-	26,883
Holcim Argentina	-	8,410	12,976	8,410	-	8,410
Loma Negra S.A.	-	3,208	4,336	3,208	-	3,208
Cedear SPDR Dow Jones Ind	-	2,589	3,241	2,589	-	2,589
Cedear SPDR S&P	-	2,435	2,747	2,435	-	2,435
Cedear Financial Select Sector	-	2,170	2,571	2,170	-	2,170
Acciones Banco Frances	-	-	-	-	-	-
Acciones Banco Macro	-	-	-	-	-	-
Acciones Banco Galicia	-	-	-	-	-	-
Central Puerto (acción)	-	65,655	-	65,655	-	65,655
Others	-	1,207	1,865	1,207	-	1,207

Measured at fair value with changes in OCI
Argentine
Others	3	406,196	569,683	406,196	-	406,196

Total Equity Instruments		1,119,630	657,941	1,119,630	-	1,119,630
Total		1,178,823,239	539,436,136	1,182,921,303	-	1,182,921,303

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of June 30, 2024, and December 31, 2023, balances of loans and other financing are the following:

	06/30/2024	12/31/2023
COMMERCIAL PORTFOLIO

Normal situation	789,091,008	627,483,803
-With "A" Preferred Collateral and Counter-guarantees	11,398,093	10,521,387
-With "B" Preferred Collateral and Counter-guarantees	31,151,901	47,803,164
- Without Preferred Collateral nor Counter-guarantees	746,541,014	569,159,252

Subject to special monitoring
- Under Observation	9,923,429	17,752,386
-With "A" Preferred Collateral and Counter-guarantees	-	78,126
-With "B" Preferred Collateral and Counter-guarantees	4,710,221	16,595,690
- Without Preferred Collateral nor Counter-guarantees	5,213,208	1,078,570

With problems	98,762	120
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	98,762	120

High risk of insolvency	364,716	258,779
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	364,716	258,779

Uncollectible	-	365,513
-With "A" Preferred Collateral and Counter-guarantees	-	2,621
-With "B" Preferred Collateral and Counter-guarantees	-	132,778
- Without Preferred Collateral nor Counter-guarantees	-	230,114

TOTAL COMMERCIAL PORTFOLIO	799,477,915	645,860,601

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	06/30/2024	12/31/2023
CONSUMER AND HOUSING PORTFOLIO

Normal situation	590,874,619	472,852,204
-With "A" Preferred Collateral and Counter-guarantees	16,527,698	14,213,957
-With "B" Preferred Collateral and Counter-guarantees	57,609,677	38,244,334
- Without Preferred Collateral nor Counter-guarantees	516,737,244	420,393,913

Low Risk	10,902,149	7,483,518
-With "A" Preferred Collateral and Counter-guarantees	244,811	79,580
-With "B" Preferred Collateral and Counter-guarantees	1,623,182	805,027
- Without Preferred Collateral nor Counter-guarantees	9,034,156	6,598,911

Medium Risk	5,255,060	5,983,502
-With "A" Preferred Collateral and Counter-guarantees	20,100	47,456
-With "B" Preferred Collateral and Counter-guarantees	476,841	266,702
- Without Preferred Collateral nor Counter-guarantees	4,758,119	5,669,344

High Risk	4,105,181	3,752,052
-With "A" Preferred Collateral and Counter-guarantees	7,412	11,987
-With "B" Preferred Collateral and Counter-guarantees	287,538	296,179
- Without Preferred Collateral nor Counter-guarantees	3,810,231	3,443,886

Uncollectible	1,545,459	2,904,889
-With "A" Preferred Collateral and Counter-guarantees	22,313	38,372
-With "B" Preferred Collateral and Counter-guarantees	112,197	140,965
- Without Preferred Collateral nor Counter-guarantees	1,410,949	2,725,552

TOTAL CONSUMER AND HOUSING PORTFOLIO	612,682,468	492,976,165
TOTAL GENERAL(1)	1,412,160,383	1,138,836,766

(1) Conciliation with Statement of Financial Position:
Loans and other financing	1,232,457,360	875,979,358
Other debt securities	991,438,296	478,495,984
Computable items out of balance	102,739,896	197,027,962
Plus allowances	34,432,083	34,802,158
Plus IFRS adjustments non computable for DCS	1,583,594	2,013,102
Less debt securities measured at amortized cost and fair value with changes in OCI	(950,490,846)	(449,481,798)
Total	1,412,160,383	1,138,836,766

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of June 30, 2024 and December 31, 2023 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	06/30/2024		12/31/2023
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	239,743,544	17.0%	124,200,163	10.9%
50 following largest customers	276,290,578	19.6%	222,067,487	19.5%
100 following largest customers	182,443,267	12.9%	166,310,293	14.6%
Rest of customers	713,682,994	50.5%	626,258,823	55.0%
TOTAL	1,412,160,383	100.0%	1,138,836,766	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of June 30, 2024, the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	2,902,964	-	61,324	61,324	122,648	245,296	3,393,556
Financial Sector	-	7,145,219	442,078	619,957	1,198,954	2,248,417	4,907,449	16,562,074
Non-financial private sector and residents abroad	18,836,995	674,550,513	317,569,871	295,403,447	353,268,270	411,719,714	893,505,449	2,964,854,259
TOTAL	18,836,995	684,598,696	318,011,949	296,084,728	354,528,548	414,090,779	898,658,194	2,984,809,889

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the period ended June 30, 2024, and December 31, 2023, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					Accumulated	Disposals	Of the period	At the end of the period	06/30/2024	12/31/2023
Cost model
Furniture and facilities	27,028,352	10	206,940	(258,039)	(23,011,691)	380,357	(534,730)	(23,166,064)	3,811,189	4,016,661
Machinery and equipment	94,790,451	10	2,607,165	(190,973)	(82,721,523)	215,821	(2,500,826)	(85,006,528)	12,200,115	12,068,928
Vehicles	4,110,348	5	63,947	(105,039)	(1,745,280)	79,946	(380,244)	(2,045,578)	2,023,678	2,365,068
Right of Use of Leased Properties	17,237,225	50	3,811,624	(4,222,348)	(9,879,014)	4,195,815	(3,713,644)	(9,396,843)	7,429,658	7,358,211
Construction in progress	10,168,904	-	1,382,473	(2,106,153)	-	-	-	-	9,445,224	10,168,904
Revaluation model
Land and Buildings	60,817,323	50	-	(13,715)	(4,838,427)	-	(549,886)	(5,388,313)	55,415,295	55,978,896
Total	214,152,603		8,072,149	(6,896,267)	(122,195,935)	4,871,939	(7,679,330)	(125,003,326)	90,325,159	91,956,668

SCHEDULE F – INVESTMENT PROPERTIES

Movements in investment properties for the period ended June 30, 2024, and December 31, 2023, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying 06/30/2024	Net carrying 12/31/2023
					Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	2,107,964	5	484,259	(445,611)	(689,482)	202,672	(150,238)	(637,048)	1,509,564	1,418,482
Measurement at fair value
Rent building	80,552,584	50	-	(3,756,350)	-	-	-	-	76,796,234	80,552,584
Total	82,660,548		484,259	(4,201,961)	(689,482)	202,672	(150,238)	(637,048)	78,305,798	81,971,066

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the period ended June 30, 2024, and December 31, 2023, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the period	Disposals	Of the period	At the end of the period	06/30/2024	12/31/2023
Measurement at cost
Goodwill	48,587,423		-	-	-	-	-	-	48,587,423	48,587,423
Brands	3,292,033		-	-	-	-	-	-	3,292,033	3,292,033
Other intangible assets	190,874,481		11,407,538	(86,324)	(121,166,380)	(10,550)	(10,970,729)	(132,147,659)	70,048,036	69,708,101
TOTAL	242,753,937		11,407,538	(86,324)	(121,166,380)	(10,550)	(10,970,729)	(132,147,659)	121,927,492	121,587,557

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of June 30, 2024 and December 31, 2023 the concentration of deposits are the following:

Number of customers	Deposits
	06/30/2024		12/31/2023
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	863.126.330	41.2%	1,190,194,436	42.7%
50 following largest customers	441.936.457	21.1%	624,008,816	22.4%
100 following largest customers	80.125.549	3.8%	119,453,761	4.3%
Rest of customers	711.201.242	33.9%	850,892,549	30.6%
TOTAL	2.096.389.578	100.0%	2,784,549,562	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	102,299,382	14,071,503	3,280,129	-	-	-	119,651,014
Financial sector	326,254	-	-	-	-	-	326,254
Non-financial private sector and residents abroad	1,782,383,934	92,132,774	125,437,567	1,514,209	-	-	2,001,468,484
Liabilities at fair value through profit and loss	230,487	-	-	-	-	-	230,487
Other financial liabilities	400,609,451	860,228	1,194,515	1,764,740	1,689,974	400,603	406,519,511
Financing received from the Argentine Central Bank and other financial institutions	7,355,799	2,888,096	1,769,308	1,261,500	946,325	591,822	14,812,850
TOTAL	2,293,205,307	109,952,601	131,681,519	4,540,449	2,636,299	992,425	2,543,008,600

As of June 30, 2024:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of June 30, 2024 and December 31, 2023:

Items	As of June 30, 2024	As of June 30, 2024 (per currency)				As of December 31, 2023
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	196,674,494	188,295,990	5,506,915	52,536	2,819,053	361,778,557
Debt securities at fair value through profit or loss	24,738,360	24,738,360	-	-	-	15,613,166
Derivatives	76,670	76,670	-	-	-	284,816
Other financial assets	5,335,037	5,316,560	18,419	-	58	14,637,383
Loans and other financing	149,683,721	149,511,499	172,222	-	-	77,131,935
Other Debt Securities	37,568,181	37,568,181	-	-	-	53,557,368
Financial assets pledged as collateral	3,868,533	3,868,533	-	-	-	12,528,231
Other non-financial assets	1,068,984	1,068,984	-	-	-	1,071,860
TOTAL ASSETS	419,013,980	410,444,777	5,697,556	52,536	2,819,111	536,603,316

LIABILITIES
Deposits	342,791,242	338,768,750	4,022,492	-	-	432,128,767
Non-financial public sector	7,954,709	7,953,288	1,421	-	-	12,812,025
Financial sector	-	-	-	-	-	3,405
Non-financial private sector and foreign residents	334,836,533	330,815,462	4,021,071	-	-	419,313,337
Other financial liabilities	23,124,406	21,636,849	1,412,747	131	74,679	31,407,620
Financing received from the Argentine Central Bank and other financial institutions	10,739,016	10,570,294	168,722	-	-	459,851
Other non-financial liabilities	2,111,662	2,111,454	197	-	11	2,513,195
TOTAL LIABILITIES	378,766,326	373,087,347	5,604,158	131	74,690	466,509,433

NET POSITION	40,247,654	37,357,430	93,398	52,405	2,744,421	70,093,883

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of June 30, 2024:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	31,289,209	6,605,186	5,551,063	847,691	(13,884,336)	30,408,813
Other financial entities	12,762	15,178	-	-	(5,663)	22,277
Non-financial private sector and residents abroad	31,276,447	6,590,008	5,551,063	847,691	(13,878,673)	30,386,536
Overdrafts	2,037,364	689,584	71,950	343,010	(904,064)	2,237,844
Unsecured Corporate Loans	1,332,427	366,612	269,847	634,157	(591,254)	2,011,789
Mortgage Loans	1,399,890	28,663	28,224	(542,871)	(621,190)	292,716
Automobile and other secured loans	316,163	1,564	(30)	210,010	(140,295)	387,412
Personal Loans	12,674,726	3,275,467	2,234,283	1,484,539	(5,624,308)	14,044,707
Credit cards	7,508,589	1,776,210	411,912	914,503	(3,331,876)	7,279,338
Receivables from financial leases	780,406	(50,297)	(176,640)	40,356	(346,299)	247,526
Others	5,226,882	502,205	2,711,517	(2,236,013)	(2,319,387)	3,885,204
Other debt securities	128,393	77,486	-	-	(56,974)	148,905
Other Commitments	740,057	(42,481)	(24,645)	114,462	(328,395)	458,998
Unused credit card balances	2,619,248	1,802,527	115,915	-	(1,162,270)	3,375,420
Agreed Revocable Overdraft	25,251	19,742	6,159	-	(11,205)	39,947
TOTAL PROVISIONS	34,802,158	8,462,460	5,648,492	962,153	(15,443,180)	34,432,083

Brief description of the business and evolution of operations

The Company's objective is to position itself as a leader in the local financial business through an offer of innovative, inclusive and accessible financial services. Its strategy, carried out through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the service model and the price/risk ratio required.

The result for the period ended June 30, 2024, shows a profit of 72,240,630, which represents a positive return on average net worth of 22.1%. This result was mainly due to the results of our investments in companies.

The Annual Ordinary Shareholders' Meeting held on April 19, 2024 approved the allocation of profits for the year ended on December 31, 2023 as follows: (i) legal reserve for thousands of pesos $10,126,5071, (ii) optional reserve for thousands of pesos $59,126,1527 and (iii) reserve for future dividends for thousands of pesos $23,084,220, subsequently set aside for the payment of dividends.

Grupo Supervielle S.A. is the controlling company of the economic group as of June 30, 2024, and December 31, 2023, it had the following direct and indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		06/30/2024	12/31/2023
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.U.F. e I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 years of experience operating in Argentina. Supervielle focuses on delivering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle shares have been listed on ByMA and NYSE.

The activities and results of Grupo Supervielle's subsidiaries are detailed below:

As of June 30, 2024, Banco Supervielle S.A. It has assets of 3,214,519,978 and a net worth attributable to the owners of the controlling company of 540,921,522. The net result attributable to the owners of the holding company as of June 30, 2024, was positive 66,664,696, which originated mainly from the financial margin and the services margin.

Supervielle Asset Management S.A. is a Common Investment Fund Management Company whose purpose is the promotion, management and administration of common investment funds in accordance with the provisions of Law 24,083, its Regulatory Decree and any other legal or regulatory norm that contemplates said activity. The net result as of June 30, 2024, showed a profit of 5,478,991.

Sofital S.A.U.F. e I. is a company whose main activity is to carry out financial operations and administration of securities. The net result as of June 30, 2024, showed a profit of 2,109,170.

Espacio Cordial de Servicios S.A., is a company whose purpose is the marketing of all types of goods and services linked to insurance activities, tourism, health plans and/or services and other goods and services. The net result as of June 30, 2024, showed a loss of 167,694.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., has a net worth of 13,030,566 and assets of 24,897,411. As of June 30, 2024, it obtained a positive result of 4,282,344.

Micro Lending S.A.U., specializes in the marketing of collateral loans, particularly for used cars. As of June 30, 2024, it presented a profit of 1,330,712.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a benchmark within the Fintech sector in the country. InvertirOnline S.A.U obtained a profit of 5,129,984 as of June 30, 2024, and Portal Integral de Inversiones S.A.U. obtained positive results of 77,951 as of December 31, 2023. On the other hand, Dólar IOL S.A.U. It was liquidated on June 30, 2023.

IOL Holding S.A. It is a company that brings together shareholdings in other companies dedicated to providing stock market services at a regional level. As of December 31, 2023, it obtained a negative result of 116,469.

Bolsillo Digital S.A.U. is a company that was dedicated to the commercialization of products and services linked to the management and processing of payments. As of June 30, 2024, it presented a negative result of 28,409.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as an agent in the categories in which it is duly registered by the National Securities Commission. As of June 30, 2024, it presented a positive result of 559,957.

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out intermediation activity, promoting the conclusion of life, property and pension insurance contracts. As of June 30, 2024, it presented a profit of 481,377.

Asset structure. Results. Structure of generation or use of funds. Main ratios.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

The information as of June 30, 2024, 2023, 2022, 2021 and 2020 and December 31, 2020, 2021, 2022 and 2023 corresponds to the originally reported figures expressed in homogeneous currency:

Statement of Financial Position	06/30/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020
Total Assets	3,339,955,553	3,708,920,047	3,904,427,900	4,257,567,346	4,113,721,971
Total Liabilities	2,690,714,859	3,092,189,623	3,384,269,278	3,694,869,191	3,515,103,547
Changes in Shareholders’ Equity	649,240,694	616,730,424	520,158,622	562,698,155	598,618,424
Total Liabilities plus Changes in Shareholders’ Equity	3,339,955,553	3,708,920,047	3,904,427,900	4,257,567,346	4,113,721,971

Income Statement	06/30/2024	06/30/2023	06/30/2022	06/30/2021	06/30/2020
Net income from interest	420,511,282	257,527,477	236,598,102	234,422,925	305,979,468
Net income from commissions	67,061,509	71,700,049	70,034,359	74,595,035	82,587,415
Net income before income tax	116,733,613	41,260,688	(19,343,111)	(3,018,679)	39,922,338
Total comprehensive income attributable to owners of the parent company - Earnings	63,068,707	25,881,547	(23,145,119)	(6,072,972)	34,722,107

Consolidated Cash Flow Statement	06/30/2024	06/30/2023	06/30/2022	06/30/2021	06/30/2020
Total operating activities	106,488,076	44,475,887	(3,880,659)	(68,169,499)	140,942,620
Total investment activities	(12,517,847)	(15,112,339)	(15,153,145)	(9,233,102)	(9,999,214)
Total financing activities	(26,407,116)	(8,663,404)	(61,967,940)	(110,435,166)	(88,949,695)
Effect of changes in exchange rate	91,076,325	85,369,307	61,315,540	104,910,137	122,882,693
Income for exposure to changes in currency	(269,082,522)	(132,583,915)	(105,032,666)	(138,703,937)	(93,495,653)
Net increase in cash and cash equivalents	(110,443,084)	(26,514,464)	(124,718,870)	(221,631,567)	71,380,751

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	06/30/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020

Liquidity	16.18%	16.15%	9.90%	15.40%	22.09%
- Cash and cash equivalents (1)	339,256,492	449,699,576	303,395,684	484,531,264	649,627,906
- Deposits	2,096,389,578	2,784,549,562	3,065,141,514	3,145,643,205	2,940,480,869

Solvency	24.13%	19.94%	15.37%	15.23%	17.03%
- Shareholders Equity	649,240,694	616,730,424	520,158,622	562,698,155	598,618,424
- Total Liabilities	2,690,714,859	3,092,189,623	3,384,269,278	3,694,869,191	3,515,103,547

Immobilization of Capital	9.68%	9.41%	10.68%	9.47%	9.78%
-Immobilized Assets (2)	323,425,692	349,126,866	417,182,057	403,063,324	402,371,456
-Total Assets	3,339,955,553	3,708,920,047	3,904,427,900	4,257,567,346	4,113,721,971

(1) Including cash, listed corporate and government securities and mutual funds shares

(2) Including the following items: Investment Property, property, plant and equipment, intangible assets, deferred income tax assets, other non-financial assets, inventories, non-current assets held for sale.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Through Communication “A” 6430 and 6847, the B.C.R.A. established that Financial Entities must begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, as of the years beginning on January 1, 2020, with the exception of debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of said provisions.

Additionally, the B.C.R.A. allows financial entities to classify dual bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in OCI and at amortized cost, in accordance with the aforementioned in Note 1.1 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the requirements, the following is set out:

●	the corporate purpose of Grupo Supervielle S.A. is, exclusively, to carry out financial and investment activities;
●	the investment in financial entities and in the insurance, company represents 85% of the assets of Grupo Supervielle S.A., being the main asset of the Company;
●	95.14% of the income of Grupo Supervielle S.A. They come from the participation in the results of the financial entities and the insurance company:
●	Grupo Supervielle S.A. It has a direct and indirect participation in the share capital of 99.90% in Banco Supervielle S.A., and 100% in Supervielle Seguros S.A. which gives it control of the aforementioned entities.

Perspectives

For the year 2025, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

Separate Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2024, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2024 and December 31, 2023

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2024	12/31/2023
ASSETS
Cash and due from banks	3 and 5.1	86,361	3,008,524
Cash
Financial institutions and correspondents
Other local and financial institutions		86,361	3,008,524
Debt Securities at fair value through profit or loss	3, 5.2 and A	-	2,873,376
Other financial assets	3, 5.3 and 8	2,862,662	2,435,659
Other debt securities	3, 5.4 and A	2,203,475	17,139,961
Financial assets pledged as collateral	5.5 and 6	-	11,755
Current income tax assets		45,706	-
Investment in subsidiaries, associates and joint ventures	4 and 5.6	628,048,005	533,441,389
Intangible Assets	G and 5.7	16,978,736	58,439,840
Deferred income tax assets		-	1,531,283
Other non-financial assets	5.8 and 8	586,146	962,069
TOTAL ASSETS		650,811,091	619,843,856

LIABILITIES
Current income tax liabilities		-	1,378,136
Deferred income tax liability	8	67,954	-
Other Non-Financial Liabilities	5.9 and 8	2,052,991	2,229,119
TOTAL LIABILITIES		2,120,945	3,607,255

SHAREHOLDERS' EQUITY
Capital stock	9	438,119	442,672
Capital Adjustments		457,590,784	457,590,784
Paid in capital		48,900,182	50,619,208
Own shares in portfolio		18,603	14,050
Comprehensive adjustment of shares in portfolio		7,024,442	5,305,416
Cost of treasury stock		(16,818,741)	(9,287,799)
Earnings Reserved		76,996,561	7,743,902
Reserve		(87,031)	-
Other comprehensive income		2,454,010	11,471,489
Net Income for the period		72,173,217	92,336,879
TOTAL SHAREHOLDERS' EQUITY		648,690,146	616,236,601
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		650,811,091	619,843,856

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note	Six-month period ending on		Three-month period ending on
Items		06/30/2024	06/30/2023	06/30/2024	06/30/2023
Interest income	5.10	3,400,308	2,691,135	367,010	1,331,659
Net interest income		3,400,308	2,691,135	367,010	1,331,659
Net income from financial instruments (NIFFI) at fair value through profit or loss	5.11	1,659,697	1,582,215	993,003	1,512,297
Result from assets withdrawals rated at amortized cost		1,587,630	(265,728)	76,159	6,256
Exchange rate difference on gold and foreign currency		257,554	763,993	124,752	478,897
Financial and holding income		3,504,881	2,080,480	1,193,914	1,997,450
Subtotal		6,905,189	4,771,615	1,560,924	3,329,109
Other operating income	5.12	2,383,213	1,444,213	1,902,226	513,209
Result from exposure to changes in the purchasing power of the currency		(11,084,400)	(6,229,932)	(1,455,392)	(3,670,066)
Loan loss provisions		5,909	(37,925)	1,928	(37,925)
Net operating income		(1,790,089)	(52,029)	2,009,686	134,327
Personnel expenses	5.13	(192,271)	(147,719)	(115,027)	(76,712)
Administration expenses	5.14	(1,399,378)	(1,269,474)	(739,095)	(867,453)
Depreciations and impairment of non-financial assets		(372,874)	(361,840)	(191,954)	(180,920)
Other operating expenses	5.15	(707,702)	(162,955)	(128,461)	(121,133)
Operating income		(4,462,314)	(1,994,017)	835,149	(1,111,891)
Profito of subsidiaries and associates	5.16	77,656,419	27,624,887	17,103,431	24,098,292
Income before tax		73,194,105	25,630,870	17,938,580	22,986,401
Income tax		(1,020,888)	188,754	(893,416)	269,557
Net income for the period		72,173,217	25,819,624	17,045,164	23,255,958

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period on June 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
NUMERATOR
Net income for the year attributable to owners of the parent company	72,173,217	25,819,624	17,045,164	23,255,958
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	72,173,217	25,819,624	17,045,164	23,255,958

DENOMINATOR

Weighted average of ordinary shares	441,616	442,784	440,611	442,672
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	441,616	442,784	440,611	442,672

Basic Income per share	163,43	58,31	38,69	52,54
Diluted Income per share	163,43	58,31	38,69	52,54

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Net income for the period	72,173,217	25,819,624	17,045,164	23,255,958
Components of Other Comprehensive Loss to be reclassified to profit or loss
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(10,384,365)	(481,822)	(2,117,004)	242,236
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(10,384,365)	(481,822)	(2,117,004)	242,236
Translation difference of Financial Statements	(129,595)	260,030	(165,774)	114,445
Conversion difference for the period	(129,595)	260,030	(165,774)	114,445
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	1,409,450	283,715	271,235	92,965
Loss for the year from financial instrument at fair value through other comprehensive income	1,881,236	398,161	362,748	104,705
Income tax	(471,786)	(114,446)	(91,513)	(11,740)
Total Other Comprehensive Loss to be reclassified to profit or loss	(9,104,510)	61,923	(2,011,543)	449,646
Total Other Comprehensive Income	(9,104,510)	61,923	(2,011,543)	449,646
Total Comprehensive Income	63,068,707	25,881,547	15,033,621	23,705,604

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2023	442,672	50,619,208	457,590,784	14,050	5,305,416	(9,287,799)	-	7,743,902	92,336,879	11,769,474	1,142,339	(1,440,324)	616,236,601
Other movements	-	-	-	-	-	-	-	-	(87,031)	87,031	-	-	-
Acquisition of own shares	(4,553)	(1,719,026)	-	4,553	1,719,026	(7,530,942)	-	-	-	-	-	-	(7,530,942)
Reserves release	-	-	-	-	-	-	10,126,507	59,126,152	(69,252,659)	-	-	-	-
Dividends distribution	-	-	-	-	-	-	-	-	(23,084,220)	-	-	-	(23,084,220)
Net Income for the period	-	-	-	-	-	-	-	-	72,173,217	-	-	-	72,173,217
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(10,384,365)	(129,595)	1,409,450	(9,104,510)
Balance at June 30, 2024	438,119	48,900,182	457,590,784	18,603	7,024,442	(16,818,741)	10,126,507	66,870,054	72,086,186	1,472,140	1,012,744	(30,874)	648,690,146

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS

For the six-month period ended on June 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	51,276,176	475,011,976	12,311	4,648,447	(7,743,901)	5,799,646	28,911,887	(44,388,819)	5,586,519	346,203	(158,485)	519,746,371
Acquisition of own shares	(1,739)	(656,972)	-	1,739	656,972	(1,543,903)	-	-	-	-	-	-	(1,543,903)
Reserves release	-	-	(17,421,187)	-	-	-	(5,799,646)	(21,167,986)	44,388,819	-	-	-	-
Net Income for the period	-	-	-	-	-	-	-	-	25,819,624	-	-	-	25,819,624
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(481,822)	260,030	283,715	61,923
Balance at June 30, 2023	442,672	50,619,204	457,590,789	14,050	5,305,419	(9,287,804)	-	7,743,901	25,819,624	5,104,697	606,233	125,230	544,084,015

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the six-month period ended on June 30,2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2024	06/30/2023
CASH FLOW FROM OPERATING ACTIVITIES
	73,194,105	25,630,870
Net income for the period before Income Tax

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(77,656,419)	(27,624,887)
Depreciation and impairment	372,874	361,840
Loan loss provisions	(5,909)	37,925
Exchange rate difference on gold and foreign currency	(257,554)	(763,993)
Interests from loans and other financing	(3,400,308)	(2,691,135)
Result from exposure to changes in the purchasing power of the currency	11,084,400	6,229,932
Net income from financial instruments at fair value through profit or loss	(1,659,697)	(1,582,215)

(Increases) / decreases from operating assets:
Debt Securities at fair value through profit or loss	2,873,376	-
Other debt securities	21,883,637	4,378,608
Financial assets pledged as collateral	11,755	-
Other assets	3,009,625	(3,315,421)

Increases / (decreases) from operating liabilities:
Other liabilities	(176,127)	(190,976)
Income Tax Payments	(1,317,280)	(1,697,621)

Net cash provided by / (used in) operating activities (A)	27,956,478	(1,227,073)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchsae of PPE, intanbile assets and other assets	(131,648)	-
Purchase of subsidiaries	(51,121,247)	(14,222)
Dividends paid	(23,084,220)	-
Collections:
Sale of PPE, intanbile assets and other assets	41,219,878	-

Net cash used in investing activities (B)	(33,117,237)	(14,222)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Repurchase of own shares	(7,530,942)	(1,543,903)
Collections:
Dividends collected	20,986,305	9,395,239

Net cash used in financing activities (C)	13,455,363	7,851,336

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(2,247,006)	(3,864,531)
Result from exposure to changes in the purchasing power of the currency in cash and equivalents (E)	(8,579,840)	(1,601,408)

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	(2,532,242)	1,144,102
Cash and cash equivalents at the beginning of the period (Note 2)	5,443,082	2,576,845
Cash and cash equivalents at the end of the period (Note 2)	2,910,840	3,720,947

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on August 14, 2024.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception from the application of point 5.5. (impairment) of IFRS 9 “Financial Instruments” on debt instruments of the Non-Financial Public Sector. If IFRS 9 on debt instruments of the Non-Financial Public Sector had been applied, a net reduction in income tax of 4,684 million and 2,516 million as of June 30, 2024 and December 31, 2023 would have been recorded in the Group's equity, respectively.
●	option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The B.C.R.A. allows financial entities to classify such bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in OCI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not comply with the criterion of "only payments of principal plus interest" established by IFRS 9, so in accordance with said standard the Group should have valued said instruments at fair value with counterpart in results. If IFRS 9 had been applied, and the bonds had been valued at fair value through profit or loss, a net reduction and increase in income tax of 5 million and 11 million as of June 30, 2024 would have been recorded in the Group's equity. and December 31, 2023, respectively.

●	In accordance with the provisions of Communication “A” 7642 of the B.C.R.A., the application of IFRS 17 "Insurance Contracts" will be optional until the B.C.R.A makes it mandatory. The Group made use of this option. If the aforementioned standard had been applied, an increase in the Group's net equity would have been recorded by 29 million and 26 million as of June 30, 2024 and December 31, 2023, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of the events and transactions, occurred since the end of the last annual reporting period, that are significant to understand the changes in the financial position, the financial performance and cash flows of the Group with the objective of updating the information corresponding to the latest financial statements for the annual year ended December 31, 2023 (hereinafter “annual financial statements”). Therefore, these separate condensed interim financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards; therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance, and cash flows.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the number of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements’ issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the afore mentioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002, and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of June 30, 2024.

1.2.3.	Comparative information

The balances for the six and three month period ended June 30, 2023 and the year ended December 31, 2023 that are disclosed in these separate condensed interim financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of June 30, 2023 and December 31, 2023 in order to record them in homogeneous currency.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes introduced during the year ended June 30, 2024, are listed below, which did not have significant impacts on the Group's consolidated financial statements:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

(a)	Amendments to IAS 16 – Leases

(b)	Amendments to IAS 1 – Non-current assets with covenants.

The changes that have not come into force as of June 30, 2024, are set out below:

(a)  Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025, and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its separated financial statements.

(b)  Modifications to IAS 1 - Presentation and presentation in the financial statements

On April 9, 2024, the IASB approved IFRS 18, which refers to “Presentation and presentation in financial statements.”

The modifications will be effective for the years beginning on January 1, 2027, and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.2.5.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for measurement.

of the PCEs, with respect to what was reported in the financial statements as of December 31, 2023.

1.3.	Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2.5 to the consolidated condensed interim financial statements provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

2.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	06/30/2024	12/31/2023	06/30/2023	12/31/2022
Cash and due from banks	86,361	3,008,524	1,984,759	2,024,696
Other financial assets	2,824,479	2,434,558	1,736,188	552,149
Cash and cash equivalents	2,910,840	5,443,082	3,720,947	2,576,845

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	06/30/2024	12/31/2023	06/30/2023	12/31/2022
Cash and due from Banks
As per Statement of Financial Position	86,361	3,008,524	1,984,759	2,024,696
As per the Statement of Cash Flows	86,361	3,008,524	1,984,759	2,024,696
Other financial assets
As per Statement of Financial Position	2,862,662	2,435,659	5,904,484	1,976,159
Other financial assets not considered as cash equivalents	(38,183)	(1,101)	(4,168,296)	(1,424,010)
As per the Statement of Cash Flows	2,824,479	2,434,558	1,736,188	552,149

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged, or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the period ended June 30, 2024, and December 31, 2023:

Portfolio of instruments at 06/30/2024	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other debt securities	224,334	938,129	-	1,162,463
Other financial assets	2,862,662	-	-	2,862,662
Total Assets	3,086,996	938,129	-	4,025,125

Portfolio of instruments at 12/31/2023	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Debt Securities at fair value through profit or loss	-	2.873.376	-	2.873.376
Other debt securities	5.421.121	1.370.380	-	6.791.501
Other financial assets	2.435.659	-	-	2.435.659
Total Assets	7.856.780	4.243.756	-	12.100.536

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2024, and December 31, 2023:

Other Financial Instruments as of 06/30/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	86.361	86.361	86.361	-	-
Other Debt securities	1.041.012	1.653.696	1.653.696	-	-
Total Assests	1.127.373	1.740.057	1.740.057	-	-

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	3,008,524	3,008,524	3,008,524	-	-
Other Debt securities	10,348,460	14,764,144	14,764,144	-	-
Total Assests	13,356,984	17,772,668	17,772,668	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 06.30.2024	Book valueat 12.31.2023
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial Bank	834,348	540,921,552	525,086,182	470,984,406
Sofital S.A.U.F. e I.	Ord.	1	21,543,880	Financial operations and administration of securities	21,544	23,004,842	16,198,216	14,596,609
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Funds	1,407	5,724,426	5,438,213	9,284,168
Espacio Cordial de Servicios S.A.	Ord.	1000	1,273	Marketing of products and services on own behalf or on behalf of third parties	1,340	1,523,973	1,447,774	1,661,163
Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	13,030,567	12,378,750	16,389,892
FF Fintech SUPV I	Ord.	-	1,445,951,635	Financial trust	136,061	2,046,326	1,532,838	1,822,189
Micro Lending S.A.U.	Ord.	1	20,467,691	Financial investments	20,468	2,235,649	2,234,232	2,093,566
InvertirOnline S.A.U.	Ord.	100	2,438	Own settlement and clearing agent	244	10,645,722	-	11,893,099
Portal Integral de Inversiones S.A.U.	Ord.	0,01	80,451,077	Representation	805	129,835
IOL Holding S.A.	Ord.	1	2,451,391,647	Financial activity	566,504	711,328	59,243,401	712,775
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance broker	61,599	1,755,146	1,671,619	1,213,151
Supervielle Agente de Negociación S.A.U.	Ord.	1000	55,027	Settlement and clearing agent	55,027	2,816,780	2,816,780	2,790,371
Total Investments in subsidiaries, associates and joint ventures							628,048,005	533,441,389

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME
	06/30/2024	12/31/2023

5.1 Cash and due from banks
Financial institutions and correspondents	86,361	3,008,524
	86,361	3,008,524
5.2 Debt Securities at fair value through profit or loss
Public securities	-	2,873,376
	-	2,873,376

5.3 Other financial assets
Investments in mutual funds	2,824,479	2,434,558
Miscellaneous Debtors	38,183	1,101
	2,862,662	2,435,659
5.4 Other debt securities
Unsubordinated debt securities	1,162,463	1,882,631
Public securities	1,041,012	15,257,330
	2,203,475	17,139,961

5.5 Financial assets pledged as collateral
Deposits in guarantee	-	11,755
	-	11,755

5.6 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	525,086,182	470,984,406
Sofital S.A.U. F. e I.	16,198,215	14,596,609
Supervielle Asset Management S.A.	5,438,213	9,284,168
Espacio Cordial de Servicios S.A.	1,447,774	1,661,163
Supervielle Seguros S.A.	12,378,751	16,389,892
FF Fintech SUPV I	1,532,838	1,822,189
Micro Lending S.A.U.	2,234,232	2,093,566
Invertir Online S.A.U. y Portal Integral de Inversiones S.A.U.	-	11,893,099
Supervielle Broker de Seguros S.A.	1,671,619	1,213,151
Supervielle Agente de Negociación S.A.U.	2,816,780	2,790,371
IOL Holding S.A.	59,243,401	712,775
	628,048,005	533,441,389
5.7 Intangible Assets
Goodwill – Businness combination	16,978,736	47,669,793
Relations with clients	-	7,478,017
Brand	-	3,292,030
	16,978,736	58,439,840
5.8 Other non-financial assets
Retirement insurance	511,057	810,651
Other non-financial assets	75,089	151,418
	586,146	962,069

5.9 Other non-financial liabilities
Compensation and social charges payable	45,437	31,884
Miscellaneous creditors	1,968,010	2,197,235
Long-term incentive provision	39,544	-
	2,052,991	2,229,119

	Six-month period ended on		Three-month period ended on
5.10. Interest income	06/30/2024	06/30/2023	06/30/2024	06/30/2023

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Earned interests	25	74	11	52
Profit by government securities measure at fair value through OCI	(50,964)	591,241	212,230	(1,082,005)
Profit by Public Securities operations	160,710	2,099,820	-	2,413,612
Profit by debt securities measure at amortized cost	238,580	-	96,740	-
Profit by government securities measure at amortized cost	3,051,957	-	58,029	-
	3,400,308	2,691,135	367,010	1,331,659

5.11. Net from financial instruments at fair value through profit or loss
Interest earned on fixed-term deposits	-	440,336	-	440,336
Holding Result - CIF	1,787,760	1,141,879	1,113,521	1,071,961
Holding Result - Private securities	559	-	559	-
Holding Result - Stock exchange promissory note	(130,250)	-	(121,077)	-
Holding Result - Indemnities	1,628	-	-	-
	1,659,697	1,582,215	993,003	1,512,297

5.12 Other operative income
Subsidiaries’ advisory fees	698,615	1,123,559	356,411	337,982
Royalties	937	989	478	440
Revaluation of retirement insurance	70,495	193,459	33,142	105,483
Foreign source commissions	146,269	126,206	45,298	69,304
Income for sale of shares	1,466,897	-	1,466,897	-
	2,383,213	1,444,213	1,902,226	513,209

5.13. Personnel expenses
Personnel expenses	192,271	147,719	115,027	76,712
	192,271	147,719	115,027	76,712
5.14. Administration expenses
Bank expenses	1.533	703	1.017	393
Professional fees	539.108	414.212	424.514	308.612
Fees to directors and syndics	346.060	646.472	164.980	471.072
Taxes. rates and contributions	103.171	41.636	86.638	25.919
Expenses and office services	26.720	24.722	6.782	7.003
Other expenses	382.786	141.729	55.164	54.454
	1.399.378	1.269.474	739.095	867.453
5.15. Other operating expenses
Turnover tax from Service Activities	34,978	56,228	17,845	16,927
Turnover tax from Financial Activities	88,644	106,669	73,287	104,206
Tax Bs. Personal Shares and Participations Soc	584,080	-	37,329	-
Compensatory interest	-	58	-	-
	707,702	162,955	128,461	121,133
5.16. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A.
Results from equity investment in Supervielle Asset Management S.A.	64,586,617	17,148,029	9,015,698	16,883,808
Results from equity investment in Sofital S.A.U.F. e I.	5,205,044	4,053,595	2,436,792	2,603,813
Results from equity investment in Espacio Cordial de Servicios S.A.	1,828,833	875,764	482,745	768,416
Results from equity investment in Supervielle Seguros S.A.	49,196	223,718	(55,819)	340,178
Results from equity investment in Supervielle Productores asesores de Seguros S.A.	956,269	2,240,664	1,706,073	1,306,255
Results from equity investment in InvertirOnline S.A. e Portal Integral de Inversiones S.A.	458,468	277,313	352,620	58,437
Results from equity investment in Micro Lending S.A.U.	2,434,849	2,133,980	920,649	1,450,895
Results from equity investment in FF Fintech S.A.	1,227,656	1,040,507	887,484	671,735
Results from equity investment in Supervielle Agente de Negociación S.A.U.	(298,773)	(179,537)	(50,954)	(74,364)
Results from equity investment in IOL Holding S.A.	559,956	134,993	509,778	210,486
Results from equity investment in Dólar IOL S.A.U.	648,304	(322,348)	898,365	(122,301)
	-	(1,791)	-	934
	77,656,419	27,624,887	17,103,431	24,098,292

6.	RESTRICTED ASSETS

The Group has restricted, according to the following detail:

Item	06/30/2024	12/31/2023
Deposits in guarantee	-	11,755

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Item	06/30/2024	12/31/2023
	-	11,755

7.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of June 30, 2024, and December 31, 2023, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				06/30/2024	12/31/2023	06/30/2024	12/31/2023
Banco Supervielle S.A. (1)	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U.F. e I.	Controlled	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina (2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Settlement and Clearing Agent	-	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	-	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 06/30/24 and 12/31/24
(2)	On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the Directorate of Legal Entities and Public Registry of the Province of Mendoza.
(3)	On May 31, 2023, by Board Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in the IGJ

As resolved by the Board of Directors on February 23, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $100,000,000, through the issuance of 100,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. Said contribution was capitalized in the Pocket Assembly dated April 17, 2023.

As resolved by the Board of Directors on June 28, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $75,000,000, through the issuance of 75,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. This contribution was capitalized in the Pocket Meeting held on July 14, 2023.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the resolution of the Extraordinary Assembly minutes of Micro Lending S.A.U., held on July 28, 2023, the voluntary reduction of the share capital was resolved for up to the sum of $111,756,079 along with its corresponding proportion of the capital adjustment account for the sum of $288,243,921.

As resolved by the Board of Directors on March 26, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Play Digital S.A. for the sum of $102,748,121.59, through the issuance of 7,557,979 common book-entry shares with a par value of $1 each and with the right to 1 vote per share.

On May 13, 2024, Grupo Supervielle S.A. received a bid to buy and sell 100% of the shares in Invertir Online S.A.U. and Portal Integral de Inversiones S.A.U. from IOL Holding S.A On May 15, 2024, Grupo Supervielle S.A.  made a capital contribution to IOL Holding S.A., for USD 7,659,200 in cash. In turn, the Assembly of IOL Holding S.A. approved the capitalization of the liability arising from the sale mentioned in the previous paragraph.

On May 31, 2024, Banco Supervielle S.A made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $10,000,000 in cash, by bank transfer, which have been effectively integrated in June.

The financial situation and net results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of June 30, 2024 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	3,214,519,978	2,673,598,426	540,921,552	66,664,696
Supervielle Asset Management S.A.	7,861,058	2,136,632	5,724,426	5,478,991
Sofital S.A.U.F. e I.	23,041,590	36,748	23,004,842	2,109,170
Espacio Cordial de Servicios S.A.	2,338,589	814,616	1,523,973	(167,694)
Micro Lending S.A.U.	2,962,935	727,286	2,235,649	1,330,712
Portal Integral de Inversiones S.A.U. (3)	157,571	27,736	129,835	77,951
InvertirOnline S.A.U.	171,677,942	161,032,220	10,645,722	5,129,984
IOL Holding S.A. (3)	714,037	2,709	711,328	(116,469)
Supervielle Seguros S.A. (2)	24,897,411	11,866,844	13,030,567	4,282,344
Supervielle Productores Asesores de Seguros S.A.	2,118,013	362,867	1,755,146	481,377
Bolsillo Digital S.A.U.	7,980	-	7,980	(28,409)
Supervielle Agente de Negociación S.A.U.	4,789,056	1,972,276	2,816,780	559,957

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for nine months.
(3)Balances are reported as of December 31, 2023

As of December 31, 2023 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	3,556,152,950	3,071,400,574	484,752,376	72,270,155
Supervielle Asset Management S.A.	14,349,876	4,577,084	9,772,792	9,527,357
Sofital S.A.U.F. e I.	21,939,770	2,316	21,937,454	2,837,679
Espacio Cordial de Servicios S.A.	3,149,279	1,181,210	1,968,069	476,238
Micro Lending S.A.U.	3,168,632	993,789	2,174,843	1,336,743
Portal Integral de Inversiones S.A.U.	157,571	27,736	129,835	77,951
InvertirOnline S.A.U.	181,022,575	169,259,311	11,763,264	10,389,031
IOL Holding S.A.	714,037	2,709	711,328	(116,469)
Supervielle Seguros S.A. (2)	29,780,223	12,315,860	17,464,363	3,487,288
Supervielle Productores Asesores de Seguros S.A.	1,777,292	503,523	1,273,769	857,286
Bolsillo Digital S.A.U.	83,699	57,767	25,932	(877,600)
Supervielle Agente de Negociación S.A.U.	3,744,025	953,653	2,790,372	837,272

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

(2)The result is reported for six months.

As of June 30, 2024, and December 31, 2023, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	06/30/2024	12/31/2023

Cash and due from banks
Banco Supervielle S.A.	26,233	39,766
InvertirOnline S.A.U. Cta. Cte.	19	31
	26,252	39,797

Other financial assets
Espacio Cordial Servicios S.A.	1,430	1,100
	1,430	1,100
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	601	958
	601	958

As of June 30,2024, and 2023, results with Grupo Supervielle S.A‘s controlled are as follows:

	06/30/2024	06/30/2023
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	26	19
Interest on paid account– InvertirOnline S.A.U.	3	59
	29	78

Other operating income
Banco Supervielle S.A.	681,304	1,105,334
Sofital S.A.U.F. e I.	1,092	1,148
Supervielle Asset Management S.A.	10,734	11,306
Espacio Cordial de Servicios S.A.	6,423	6,762
	699,553	1,124,550

Net result by measuring financial instruments at fair value with changes in results
Interest earned on fixed terms in IUDU Financial Company	-	440,337
	-	440,337

Administrative expenses
Bank expenses – Banco Supervielle S.A.	1,008	264
Rent – Banco Supervielle S.A.	13,461	12,127
Legal and accounting consultancy services	2,466	1,605
Fees for market operations - SAN	6,139	6,442
Fees for market operations - IOL	-	2,980
	23,074	23,418

8.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of June 30, 2024, is as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Other financial assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	2,862,662	202,854	-	2,013,447
2nd. Quarter	-	127,764	-	-
3rd. Quarter	-	127,764	-	-
4th. Quarter	-	127,764	-	-
Over a year	-	-	67,954	39,544
Subtotal to mature:	2,862,662	586,146	67,954	2,052,991
Matured term
Total	2,862,662	586,146	67,954	2,052,991
At fixed rate	-	-	-	-
At floating rate	2,824,479	-	-	-
Not accrue interest	38,183	586,146	67,954	2,052,991
Total	2,862,662	586,146	67,954	2,052,991

9.	CAPITAL STOCK

As of June 30,2024, and 2023, the corporate net share capital of own shares in portfolio for 14,050 is the following:

Capital Stock	Nominal Value
Capital stock as of 06/30/2024	438,119
Capital stock as of 06/30/2023	442,672

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a program to repurchase the Group's shares in accordance with article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Supervielle Group do not reflect the real value of the company's assets or their potential value.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $8,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $1,600.00 per

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Class B share and U.S.$8.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved to modify the terms and conditions of the treasury share acquisition program as follows: “The price to be paid for the shares will be up to a maximum of $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved from time to time.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange, and (iv) term for the acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved to modify the terms and conditions of the own stock acquisition program as follows: “The maximum amount to invest will be $8,000,000,000 (Pesos eight billion) or the lesser amount. that results in the acquisition of up to 10% of the share capital, including for the purposes of calculating said percentage the shares that the Company already has in its portfolio” and “The amount of the acquisitions may not exceed 25% of the average transaction volume.” daily experience of the Company's actions during the previous 90 business days in accordance with the provisions of Law No. 26,831. For the purposes of computing the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume that the shares will experience in the period indicated in the two markets in which it operates (Argentine Stock Exchanges and Markets and the New York Stock Exchange )”.

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired under the second program a total of 4,940,665 ByMA Class B shares, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

10.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of December 31, 2023.

11.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

Grupo Supervielle operates in an economic context marked by strong volatility, both nationally and internationally.

The main indicators in our country are:

• Economic activity in Argentina registered a 5.1%year-on-year drop during the first quarter of 2024

• The accumulated inflation between January 1 and June 30, 2024, reached 79.8%(CPI).

• Between January 1, 2024, and June 30, 2024, the peso depreciated against the US dollar, going from $810.65/US$ at the beginning of the period to $911.65/US$ at the close of the period. period, in accordance with the exchange rate of the Central Bank of the Argentine Republic (Com “A” 3500).

• The monetary authority imposed exchange rate restrictions to contain demand for dollars. This entailed, among other things, the requirement to request prior authorization from the Central Bank of the Argentine Republic for making payments abroad in operations such as the payment of dividends to non-residents, The payment of foreign financial loans and the payment of imports of certain goods and services, among others.

On 10 December 2023, a new government took office in Argentina, which has set among its objectives the introduction of a new economic regime in the country, for which it intends to carry out an extensive reform of laws and regulations.

The new government’s plan proposes to move forward with a deep deregulation of the economy and structural reforms that will release restrictions on investing and operating in the country, including the gradual relaxation of the exchange rate restrictions mentioned above, with the aim of eliminating them once the macroeconomic conditions are in place.

Among its first measures, the new government published a Decree of Necessity and Urgency (DNU) where some 300 laws are annulled and/or amended, introducing reforms in the labor market, the customs code and the status of public enterprises, among others. Although the DNU has been rejected in the Senate and should be dealt with by the Chamber

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

of Deputies, its provisions are partially effective since 29 December 2023, considering a number of legal actions which have granted suspension of certain modifications.

With respect to public trust funds, on February 23, 2024 the government issued Decree N° 193/2024, reducing the specific allocation of the tax produced by For an Inclusive and Solidary Argentina (PAIS) to the Trust Fund for Social Urban Integration (FISU), from 30% to 1%.

Also, on March 4, 2024, the Official Gazette published Decree N° 215/2024, which designated the Ministry of Economy as a trustee representing the National State, in all trust funds wholly or partly integrated with assets and/or funds of the State, Acting in that capacity as the director and manager of those trust funds, and entrusted the said Ministry with the conduct of a comprehensive management audit of the aforementioned funds to identify areas and issues critical to the operation of each fund The Board of Directors is responsible for the management and evaluation of the Board’s activities.

On June 27, 2024, the Chamber of Deputies approved Law No. 27742, called "Law of bases and starting points for the freedom of Argentines". This Act:

• Declare a public emergency in administrative, economic, financial and energy matters for one year;

• Establishes a reform of the state;

• Authorizes the State to renegotiate or terminate public works contracts that meet certain characteristics;

• Seeks to promote registered employment;

• Provides for labour modernization;

• Provides for modifications on energy;

• Provides incentives for large investments;

• It imposes tax measures that modify the tax on fourth category income and personal property.

Likewise, in its article 5 of chapter I of title II, the national executive is authorized to modify, transform, unify, dissolve or liquidate public trust funds.

The context of volatility and uncertainty continues as of the date of issuance of these financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read in light of these circumstances.

12.	SUBSEQUENT EVENTS

On August 2, 2024, Banco Supervielle S.A. subscribed its class H negotiable obligations at a variable rate maturing on August 2, 2025 (12 months from the date of issuance and settlement), for a nominal value of $20,877,777. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016. The Negotiable Obligations are issued within the framework of its global program of simple and non-subordinated negotiable obligations, not convertible into shares, for a nominal value of up to US$300,000,000 (or its equivalent in other currencies and/or units of value).

The interest on the Negotiable Obligations, at a nominal annual variable rate equivalent to the sum of the Badlar rate of Private Banks plus a margin of 5.25%, will be payable quarterly on the following dates: November 2, 2024, February 2 of 2025, May 2, 2025, and on the expiration date, August 2, 2025.

The capital of the Negotiable Obligations will be paid in full in a single payment, to be made on the maturity date.

In addition, there are no events or operations that occurred between the year-end date and the date of issuance of these interim condensed financial statements that could significantly affect the equity and financial situation or the results of the Company as of the year-end date. present period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 06/30/2024	Book value 12/31/2023
OTHER DEBTS SECURITIES
Argentine
Measured at fair value with changes in OCI
Corporate Securities
Bono del Tesoro Nacional $ ajustable por CER 4,25% vto. 14/2/2025 – T2X5	-	582,287
Bono de la Nación Argentina en moneda Dual Vto. 30/06/24 – TDJ24	-	4,318,499
Bono de la Nación Argentina en moneda Dual Vto. 30/04/24 – TDA24	-	8,083

Corporate Securities
ON Newsan CL. 15 V19/05/24 WNCGO	-	207,262
ON SPI Energy SA CL.1 US$ V.27/06/2026 SPC10	938,129	1,370,380
ON PYME Alz Semillas 7 V29/09/25 SAN ASS7P	224,334	304,990

Measured at amortized cost
Bono de la Nación Argentina Moneda Dual TDG24	-	263,256
Bono de la Nación Argentina en Moneda Dual Vto. 30/04/2024 – TDA24	-	17,352
Bono del Tesoro Nacional $ ajustable por CER 4,25% Vto. 14/2/2025 – T2X5	1,041,012	3,977,812
Bono del Tesoro Nacional $ ajustado por CER 4% Vto. 14/10/24 – T4X4	-	6,090,040

Total other debt securities	2,203,475	17,139,961

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Promissory notes	-	2,873,376
Total Debt securities at fair value through profit or loss	-	2,873,376
Total	2,203,475	20,013,337

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount			Depreciation					Net carrying amount
	At the beginning of the period	Increases	Impairment	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the period	At the end of the period	06/30/2024	12/31/2023
Goodwill	47,669,793	131,648	(30,691,057)	17,110,384	-		-	(131,648)	(131,648)	16,978,736	47,669,793
Relations with clients	11,578,866	-	(11,578,866)	-	(4,100,849)		4,342,075	(241,226)	-	-	7,478,017
Brand	3,292,030	-	(3,292,030)	-	-	3	-	-	-	-	3,292,030
Proprietary Software & Technology	1,135,183	-	(1,135,183)	-	(1,135,183)		1,135,183	-	-	-	-
Total	63,675,872	131,648	(46,697,136)	17,110,384	(5,236,032)		5,477,258	(372,874)	(131,648)	16,978,736	58,439,840

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	As of 06/30/2024	As of 06/30/2024 (per currency)	As of 12/31/2023
		Dollar
ASSETS
Cash and Due from Banks	81,638	81,638	3,004,214
Other Debs Securities	-	-	4,607,189
Other financial assets	1,654,014	1,654,014	2,120,219
Other non-financial assets	511,057	511,057	810,651
TOTAL ASSETS	2,246,709	2,246,709	10,542,273

LIABILITIES
Other non-financial liabilities	1,781,659	1,781,659	2,127,391
TOTAL LIABILITIES	1,781,659	1,781,659	2,127,391

NET POSITION	465,050	465,050	8,414,882

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

3
Grupo Supervielle S,A,

Date: September 3, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer